Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your Shares in PetroChina Company Limited, you should at once hand this circular and the accompanying proxy form to the purchaser or to the bank, stockbroker, licensed securities dealer or other agent through whom the sale was effected for delivery to the purchaser.

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

中 國 石 油 天 然 氣 股 份 有 限 公 司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

PROPOSED ELECTION AND APPOINTMENT OF DIRECTORS;

PROPOSED ELECTION AND APPOINTMENT OF SUPERVISORS;

PROVISION OF GUARANTEE FOR SUBSIDIARIES AND AFFILIATED

COMPANIES AND RELEVANT AUTHORIZATION TO THE BOARD;

GENERAL MANDATE TO REPURCHASE SHARES;

AMENDMENTS TO THE RULES OF PROCEDURES OF BOARD OF

DIRECTORS;

NOTICE OF THE ANNUAL GENERAL MEETING;

AND

NOTICE OF THE 2023 FIRST H SHAREHOLDERS’ CLASS MEETING

IMPORTANT NOTICE: PLEASE NOTE THAT THE SOLE PURPOSE OF DISTRIBUTING THIS CIRCULAR IS TO PROVIDE THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED WITH INFORMATION REGARDING THE PROPOSED ELECTION AND APPOINTMENT OF DIRECTORS, THE PROPOSED ELECTION AND APPOINTMENT OF SUPERVISORS, THE PROVISION OF GUARANTEE FOR SUBSIDIARIES AND AFFILIATED COMPANIES AND RELEVANT AUTHORIZATION TO THE BOARD (AS DEFINED BELOW), THE SHARE REPURCHASE MANDATE AND AMENDMENTS TO THE RULES OF PROCEDURES OF BOARD OF DIRECTORS, SO THAT THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED MAY MAKE AN INFORMED DECISION ON VOTING IN RESPECT OF THE RESOLUTIONS TO BE PROPOSED AT THE ANNUAL GENERAL MEETING AND THE 2023 FIRST H SHAREHOLDERS’ CLASS MEETING.

A notice convening the AGM and the H Shareholders’ Class Meeting to be held at V-Continent Wuzhou Hotel, No. 8 North 4th Circle Middle Road, Chaoyang District, Beijing, the PRC on Thursday, 8 June 2023 at 9 a.m. are set out on pages 30 to 34 and 35 to 36 of this circular, respectively. The proxy forms for use in connection with the AGM and the H Shareholders’ Class Meeting are enclosed herewith. Whether or not you are able to attend the AGM and/or the H Shareholders’ Class Meeting, please complete and return the proxy forms accompanying this circular in accordance with the instructions printed thereon, as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the AGM (i.e., by not later than 9:00 a.m., on Wednesday, 7 June 2023). Completion and return of the proxy forms will not preclude you from attending and voting in person at the AGM and/or the H Shareholders’ Class Meeting or any adjourned meetings should you so wish.

24 April 2023

- i -

DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

“AGM”	the annual general meeting of the Company to be held at V-Continent Wuzhou Hotel, No. 8 North 4th Circle Middle Road, Chaoyang District, Beijing, the PRC on Thursday, 8 June 2023 at 9 a.m.

“AGM Notice”	the notice of the AGM as set out on pages 30 to 34 of this circular

“Articles of Association”	the articles of association of the Company

“A Share(s)”	the PRC listed domestic share(s) in the Company’s share capital, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange and traded in RMB

“A Shareholder(s)”	holder(s) of A Shares

“A Shareholders’ Class Meeting”	the 2023 first class meeting of the A Shareholders to be held at V-Continent Wuzhou Hotel, No. 8 North 4th Circle Middle Road, Chaoyang District, Beijing, the PRC on Thursday, 8 June 2023 immediately after the conclusion of the AGM or adjournment thereof, to consider and, if thought fit, approve the Share Repurchase Mandate

“Board”	the board of Directors of the Company

“CNPC”	China National Petroleum Corporation, the controlling Shareholder of the Company, which holds 82.62% equity interests in the Company as of the Latest Practicable Date (including the 291,518,000 H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total issued Shares of the Company)

“connected person(s)”	has the meanings ascribed to it under the Hong Kong Stock Exchange Listing Rules

“connected subsidiary(ies)”	has the meanings ascribed to it under the Hong Kong Stock Exchange Listing Rules

“commonly held entity(ies)”	has the meanings ascribed to it under the Hong Kong Stock Exchange Listing Rules

“controlling shareholder(s)”	has the meanings ascribed to it under the Hong Kong Stock Exchange Listing Rules

“Company”	PetroChina Company Limited (中國石油天然氣股份有限公司), a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the laws of the PRC, the H Shares and A Shares of which are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, respectively

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“H Share(s)”	the overseas listed foreign share(s) in the Company’s share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and traded in Hong Kong dollars

“H Shareholder(s)”	holder(s) of H Shares

DEFINITIONS

“H Shareholders’ Class Meeting”	the 2023 first class meeting of the H Shareholders to be held at V-Continent Wuzhou Hotel, No. 8 North 4th Circle Middle Road, Chaoyang District, Beijing, the PRC on Thursday, 8 June 2023 immediately after the conclusion of the AGM and the A Shareholders’ Class Meeting or adjournment thereof, to consider and, if thought fit, approve the Share Repurchase Mandate

“H Shareholders’ Class Meeting Notice”	the notice of the H Shareholders’ Class Meeting as set out on pages 35 to 36 of this circular

“Latest Practicable Date”	21 April 2023, being the latest practicable date for the purpose of ascertaining certain information contained in this circular

“PRC” or “China”	the People’s Republic of China

“RMB”	Renminbi yuan, the lawful currency of the PRC

“Shanghai Stock Exchange Listing Rules”	the Rules Governing the Listing of Securities on Shanghai Stock Exchange

“Share(s)”	share(s) of the Company, including the A Share(s) and the H Share(s)

“Share Repurchase Mandate”	the general mandate to the Board to repurchase A Shares and/or H Shares not exceeding 10% of the number of A Shares and/or H Shares in issue as at the date of passing the relevant resolution at the AGM, the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting

“Shareholder(s)”	holder(s) of Shares of the Company

“subsidiary(ies)”	has the meanings ascribed to it under the Hong Kong Stock Exchange Listing Rules

“substantial shareholder(s)”	has the meanings ascribed to it under the Hong Kong Stock Exchange Listing Rules

“Supervisor(s)”	the supervisor(s) of the Company

“Supervisory Committee”	the supervisory committee of the Company

LETTER FROM THE BOARD

中 國 石 油 天 然 氣 股 份 有 限 公 司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Board of Directors	Legal Address:

Dai Houliang (Chairman)	World Tower

Hou Qijun (Vice Chairman)	16 Andelu

Duan Liangwei	Dongcheng District

Jiao Fangzheng	Beijing 100011

Huang Yongzhang	PRC

Ren Lixin	Office Address:

Xie Jun	PetroChina Building

Elsie Leung Oi-sie*	No. 9 Dongzhimen North Street

Tokuchi Tatsuhito*	Dongcheng District

Cai Jinyong*	Beijing 100007

Jiang, Simon X.*	PRC

*	Independent non-executive Directors

24 April 2023

To the Shareholders

Dear Sir/Madam,

PROPOSED ELECTION AND APPOINTMENT OF DIRECTORS;

PROPOSED ELECTION AND APPOINTMENT OF SUPERVISORS;

PROVISION OF GUARANTEE FOR SUBSIDIARIES AND AFFILIATED

COMPANIES AND RELEVANT AUTHORIZATION TO THE BOARD;

AMENDMENTS TO THE RULES OF PROCEDURES OF BOARD OF

DIRECTORS;

GENERAL MANDATE TO REPURCHASE SHARES;

AMENDMENTS TO THE RULES OF PROCEDURES OF BOARD OF

DIRECTORS;

NOTICE OF THE ANNUAL GENERAL MEETING;

AND

NOTICE OF THE 2023 FIRST H SHAREHOLDERS’ CLASS MEETING

LETTER FROM THE BOARD

INTRODUCTION

The purpose of this circular is to provide you with information regarding the proposed election and appointment of Directors, the proposed election and appointment of Supervisors, the Provision of Guarantee for Subsidiaries and Affiliated Companies and Relevant Authorization to the Board (as defined below), the Share Repurchase Mandate and amendments to the rules of procedures of board of directors in order to allow you to make an informed decision on voting in respect of the resolutions to be proposed at the AGM and the H Shareholders’ Class Meeting.

PROPOSED ELECTION AND APPOINTMENT OF DIRECTORS

In accordance with the Articles of Association, the Board shall be composed of 11 to 15 Directors elected by the Shareholders’ general meeting and all Directors will hold office for a term of three years. The Board has proposed to elect and appoint Mr. Dai Houliang as Director, Mr. Hou Qijun as non-executive Director, Mr. Duan Liangwei as non-executive Director, Mr. Huang Yongzhang as executive Director, Mr. Ren Lixin as executive Director, Mr. Xie Jun as non-executive Director, Mr. Cai Jinyong as independent non-executive Director, Mr. Jiang, Simon X. as independent non-executive Director, Mr. Zhang Laibin as independent non-executive Director, Ms. Hung Lo Shan Lusan as independent non-executive Director and Mr. Ho Kevin King Lun as independent non-executive Director (collectively, the “Director Candidates”).

The proposals for election of the Director Candidates will be put forward to the Shareholders for review and approval by way of ordinary resolutions at the AGM. The terms of office of the Director Candidates, if elected, will be three years, commencing from the date on which the relevant resolutions being approved by the Shareholders at the AGM. Their emoluments will be fixed by the Board pursuant to the authorization granted by the Shareholders by reference to the Directors’ duties and responsibilities, performance and the results of the Group and the market overall situation.

Director Candidates	Current position(s) in the Company	Proposals

Mr. Dai Houliang	Chairman	Re-elected to be a Director

Mr. Hou Qijun	Vice Chairman	Re-elected to be a Director

Mr. Duan Liangwei	Non-executive Director	Re-elected to be a Director

Mr. Huang Yongzhang	Executive Director and President	Re-elected to be a Director

Mr. Ren Lixin	Executive Director and Senior Vice President	Re-elected to be a Director

Mr. Xie Jun	Non-executive Director	Re-elected to be a Director

Mr. Cai Jinyong	Independent non-executive Director	Re-elected to be an independent non-executive Director

Mr. Jiang, Simon X.	Independent non-executive Director	Re-elected to be an independent non-executive Director

Mr. Zhang Laibin	—	Elected to be an independent non-executive Director

Ms. Hung Lo Shan Lusan	—	Elected to be an independent non-executive Director

Mr. Ho Kevin King Lun	—	Elected to be an independent non-executive Director

The biographical details of the Director Candidates are set out below:

LETTER FROM THE BOARD

Mr. Dai Houliang, aged 59, is the chairman of the Board, concurrently serving as the chairman of the board and the Party secretary of CNPC. Mr. Dai is a professor-level senior engineer with a doctorate degree, an alternate member of the 19th Central Committee of the Communist Party of China, a member of the 14th Session of the National Committee of the Chinese People’s Political Consultative Conference (“NC-CPPCC”), a member of the subcommittee of Human Resources and Environment and an academician of the Chinese Academy of Engineering. From December 1997, he successively served as deputy general manager of Yangzi Petrochemical Corporation, director, deputy general manager, vice chairman, general manager, chairman and a member of the standing Party committee of Yangzi Petrochemical Co., Ltd., deputy chief financial officer, vice president, director, senior vice president, chief financial officer, vice chairman, president and chairman of China Petroleum & Chemical Corporation. He served as a member of the Party committee of China Petrochemical Corporation in June 2008, the general manager, director, deputy Party secretary of China Petrochemical Corporation in May 2016, and the chairman of the board and the Party secretary of China Petrochemical Corporation in July 2018. Mr. Dai has been appointed as the chairman of the board and the Party secretary of CNPC since January 2020 and a Director and the chairman of the Board since March 2020.

Mr. Hou Qijun, aged 56, is the vice chairman of the Board and concurrently serves as a director, general manager and deputy Party secretary of CNPC. Mr. Hou is a professor-level senior engineer with a doctorate degree. From October 2002, Mr. Hou successively served as the director and deputy general manager of Daqing Oilfield Co., Ltd., the general manager and deputy Party secretary of Jilin Oilfield Branch, the Party secretary and deputy general manager of Natural Gas and Pipeline Branch, the director-general and deputy Party secretary of PetroChina Oil & Gas Control Centre, and the general manager of the planning department of CNPC and the Company. He was appointed as the deputy general manager of CNPC in March 2017 and concurrently served as the general manager and deputy Party secretary of the exploration and production branch of the Company in April 2017. Mr. Hou was appointed as the Director and vice president of the Company in June 2017 and the president of the Company in March 2019. He was appointed as director, the general manager and deputy Party secretary of China Oil & Gas Pipeline Network Corporation in October 2019. Mr. Hou has been appointed as a director, the general manager and deputy Party secretary of CNPC since July 2021 and a Director and vice chairman of the Board since October 2021.

Mr. Duan Liangwei, aged 55, is a Director and concurrently serves as a director and deputy Party secretary of CNPC and head office Party secretary of CNPC. Mr. Duan is a professor-level senior engineer with a doctorate degree. From February 2006, Mr. Duan successively served as the deputy general manager, safety director and member of the Party committee of Jilin Petrochemical Branch, the general manager and deputy Party secretary of Dagang Petrochemical Branch, the general manager and deputy Party secretary of Dalian Petrochemical Branch. He was appointed as deputy general manager of CNPC in March 2017 and safety director of CNPC in April 2017. Mr. Duan has been appointed as a Director since June 2017. He was appointed as a member of the Party committee of CNPC in September 2019. Mr. Duan was appointed as the president of the Company in March 2020. He has been appointed as a director and deputy Party secretary of CNPC since September 2020 and head office Party secretary of CNPC since October 2020.

Mr. Huang Yongzhang, aged 56, is a Director and the president of the Company and concurrently serves as a member of the Party committee, deputy general manager and safety director of CNPC. Mr. Huang is a professor-level senior engineer with a doctorate degree. From June 2008, he successively served as the deputy general manager of CNPC International (Nile) Ltd., the deputy general manager and safety director of China Oil Exploration and Development Corporation, the executive deputy general manager and general manager of CNPC Middle East Corporation and senior deputy general manager and a member of the Party Committee of China National Oil and Gas Exploration and Development Corporation. He has been appointed as a member of the Party committee and deputy general manager of CNPC since April 2020, Director since September 2020, safety director of CNPC since February 2021 and the president of the Company since March 2021.

Mr. Ren Lixin, aged 55, is a Director and the senior vice president of the Company and concurrently serves as a member of the Party committee and deputy general manager of CNPC. Mr. Ren is a professor-level senior engineer with a bachelor’s degree. From September 2005, Mr. Ren successively served as a member of the Party committee, the deputy general manager, the general manager, deputy Party secretary and safety director of Dushanzi Petrochemical Branch Company, the general manager and deputy Party secretary of the refinery and chemical branch of the Company. He has been appointed as a member of the Party committee and deputy general manager of CNPC since June 2021. He has been appointed as the senior vice president of the Company since August 2021 and a Director since October 2021.

Mr. Xie Jun, aged 55, is a Director and concurrently serves as a member of the Party committee and deputy general manager of CNPC and the director-general of CNPC Consulting Centre. Mr. Xie is a professor-level senior engineer with a bachelor’s degree. From August 2013, he served successively as a member of the Party committee, the deputy general manager, the executive deputy general manager, the Party secretary and general manager of Southwest Oil and Gas Field Branch, the general manager of the development and planning department of CNPC and the Company. He has been appointed as a member of the Party committee and deputy general manager of CNPC since January 2022 and the director-general of CNPC Consulting Centre since March 2022. He has been appointed as a Director since June 2022.

LETTER FROM THE BOARD

Mr. Cai Jinyong, aged 63, is an independent non-executive Director and concurrently serves a partner of Global Infrastructure Partners (GIP) and a board member of Aon Corporation. Mr. Cai received a bachelor’s degree in science from Peking University and a doctorate degree of economics from Boston University. Mr. Cai has over 30 years working experience in finance service industry, and he worked in TPG Group, World Bank Group, Goldman Sachs Group, Inc. and Morgan Stanley. Mr. Cai worked at the Central Europe Bureau of the World Bank and was responsible for energy sectors from 1990 to 1994. From 1994 to 2000, he served in Morgan Stanley and was a team member which established China International Capital Corporation Limited (the first domestic joint venture investment bank in the PRC). From 2000 to 2012, he worked in Goldman Sachs Group, Inc., where he was in charge of the PRC investment banking business. From 2012 to 2016, he served as CEO of International Finance Corporation of the World Bank Group. From 2016 to 2018, he led infrastructure business in emerging economies at TPG. Mr. Cai has been appointed as an independent non-executive Director since June 2020.

Mr. Jiang, Simon X., aged 69, is an independent non-executive Director and has been an independent non-executive director of COSCO SHIPPING International (Hong Kong) Co., Ltd. since April 2007. He is the chairman of Cyber City International Limited, a director of China Foundation for Disabled Persons, a senior associate at the Judge Business School of Cambridge University of England and a member of the United Nations Investments Committee. Mr. Jiang received his bachelor’s degree from Beijing Foreign Studies University, master’s degree from Australian National University and Ph.D. degree in economics from Cambridge University of England. Mr. Jiang has investment management experience. Mr. Jiang was the deputy chief of United Nations Joint Staff Pension Fund Investment Management and has worked as a member of its Investment Committee till now. He was a member of the 11th and 12th Sessions of the NC-CPPCC, an independent director of China Oilfield Services Limited, Greenland Hong Kong Holdings Limited, Nokia Corporation and China Petroleum & Chemical Corporation. Mr. Jiang has been appointed as an independent non-executive Director since June 2020.

Mr. Zhang Laibin, aged 61, is a professor at China University of Petroleum and a doctoral supervisor. Mr. Zhang received a doctorate degree and is a member of the 14th session of the standing committee of NC-CPPCC, a member of the subcommittee for handing proposals of the CPPCC and an academician of the Chinese Academy of Engineering. From 1992, Mr. Zhang served successively as vice director, director and dean of the mechanical and electrical department at China University of Petroleum. Mr. Zhang was appointed as the deputy Party secretary of China University of Petroleum in 1998 and the vice principal of China University of Petroleum in 1999. Mr. Zhang served as the principal of China University of Petroleum from 2005 to 2021. Mr. Zhang was elected as an academician of the Chinese Academy of Engineering in 2021.

Ms. Hung Lo Shan Lusan, aged 56, is an executive director of Higuma Consulting Limited and an independent non-executive director of LH Group Limited and China Coal Energy Company Limited. Ms. Hung received a bachelor’s degree. From May 1990, she served successively as the deputy manager of tax department at Ernst & Young, a partner of tax department at Grant Thornton in Hong Kong and head of tax at Pacific Jade Tax Consultancy Limited, etc. Ms. Hung has been appointed as a director of Higuma Consulting Limited since May 2002, an independent non-executive director of LH Group Limited since May 2018 and an independent non-executive director of China Coal Energy Company Limited since March 2023.

Mr. Ho Kevin King Lun, aged 47, is a director of Macau Tai Fung Bank Company Limited, chairman of Macau Anzac Group Company Limited, director of Macau KNJ Investment and chairman of Macao Juvenile Venture International Group. Mr. Ho received a doctorate degree and a deputy of the 14th National People’s Congress. From March 2000, Mr. Ho served successively as senior executive at Hong Kong Cathay Pacific Airways Limited, director and general manager of Valeo Strategic Investments Company Limited and chairman of City Gourmet Company Limited. Mr. Ho has been appointed as a director of Macau Tai Fung Bank Company Limited since March 2008, the chairman of Macau Anzac Group Company Limited since August 2008, a director of Macau KNJ Investment since May 2012 and the chairman of Macao Juvenile Venture International Group since May 2017.

Save as disclosed above, as at the Latest Practicable Date, none of the Director Candidates (i) has held any directorship in any other listed companies in the past three years; (ii) has any relationship with any other Director, Supervisor, senior management, substantial shareholder or controlling shareholder of the Company; or (iii) except for the fact that Ms. Hung Lo Shan Lusan holds 8,000 shares of the Company, has any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

LETTER FROM THE BOARD

Save as disclosed above, as at the Latest Practicable Date, there is no information on any of the Director Candidates that needs to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Hong Kong Stock Exchange Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

For the proposed election and appointment of Mr. Cai Jinyong, Mr. Jiang, Simon X., Mr. Zhang Laibin, Ms. Hung Lo Shan Lusan and Mr. Ho Kevin King Lun as independent non-executive Directors, the Board and the nomination committee under the Board (the “Nomination Committee”) have complied with the board diversity policy of the Company, the nomination policy of the Board and considered the development strategy of the Company, taking into consideration of skills and experience required for the overall operation of the Board and cultural and education background, gender, age of these candidates and other factors. The Board and the Nomination Committee are of the view that, these independent non-executive Director Candidates have the basic knowledge of the operation of companies listed in Hong Kong with extensive economic, financial, management, investment or other work experience necessary to perform the duties of independent non-executive Directors and have the ability to provide independent, fair and objective opinions on corporate affairs. Therefore, their election as independent non-executive Directors is in the best interests of the Company and Shareholders as a whole.

The Nomination Committee has made a preliminary examination on qualifications and conditions of all candidates mentioned above and has provided suggestions to the Board. Pursuant to the law, regulations and the Articles of Association, after the approval of the Board, these candidates have been nominated as independent non-executive Director Candidates. Their appointments are subject to the consideration of and approval by the AGM and their terms of office will come to effect on the date when the approval by the AGM is obtained.

Each of the independent non-executive Director Candidates has confirmed their independence in accordance with factors set out in Rule 3.13 of the Hong Kong Stock Exchange Listing Rules. The Board and the Nomination Committee consider that each of the independent non-executive Director Candidates meets the independence guidelines set out in Rule 3.13 of the Hong Kong Stock Exchange Listing Rules and is independent in accordance with the terms of the guidelines.

PROPOSED ELECTION AND APPOINTMENT OF SUPERVISORS

In accordance with the Articles of Association, the Supervisory Committee shall be composed of nine Supervisors and all Supervisors will hold office for a term of three years. The Supervisory Committee hereby announces that the Supervisory Committee has proposed to elect and appoint Mr. Cai Anhui, Mr. Xie Haibing, Ms. Zhao Ying, Mr. Cai Yong and Mr. Jiang Shangjun as shareholder representative supervisors of the Company (collectively, the “Supervisor Candidates”).

The proposals for election of the Supervisor Candidates will be put forward to the Shareholders for review and approval by way of ordinary resolutions at the AGM. The terms of office of the Supervisor Candidates, if elected, will be three years, commencing from the date on which the relevant resolutions being approved by the Shareholders at the AGM. Shareholder representative supervisors of the Company will not receive emoluments from the Company. According to the Articles of Association, employee representative Supervisors will be elected democratically by the employees of the Company. The election results of the employee representative Supervisors will be further announced.

Supervisor Candidates	Current position(s) in the Company	Proposals

Mr. Cai Anhui	Chairman of the Supervisory Committee	Re-elected to be a Supervisor

Mr. Xie Haibing	Supervisor	Re-elected to be a Supervisor

Ms. Zhao Ying	Supervisor	Re-elected to be a Supervisor

Mr. Cai Yong	Supervisor	Re-elected to be a Supervisor

Mr. Jiang Shangjun	General Manager of the Audit Department	Elected to be a Supervisor

The biographical details of the Supervisor Candidates are set out below:

LETTER FROM THE BOARD

Mr. Cai Anhui, aged 53, is the Chairman of the Supervisory Board and concurrently serves as a member of the Party committee and the chief accountant of CNPC. Mr. Cai is a professor-level senior accountant, a professor-level senior engineer with a doctorate degree. From April 2004, he served successively as the chief financial officer of China Aluminum International Engineering Co., Ltd., the deputy general manager of China Aluminum International Technology Development Co., Ltd., Party secretary and the deputy general manager of Guiyang Aluminum & Magnesium Design Institute Co., Ltd., the executive director and the general manager of Chinalco Finance Company Limited, the Party secretary, the chairman of the board and the general manager of Chinalco Capital Holdings Co., Ltd. and an assistant to the general manager of Aluminum Corporation of China. Mr. Cai was appointed as a member of the Party committee and the chief accountant of China Energy Investment Corporation in December 2019. He has served as a member of the Party committee and the chief accountant of CNPC since March 2022 and been appointed as the chairman of the Supervisory Board since June 2022.

Mr. Xie Haibing, aged 52, is a Supervisor and concurrently serves as an assistant to the general manager of CNPC, the chairman of CNPC Capital Company Limited and the chairman of CNPC Kunlun Capital Company Limited. Mr. Xie is a professor-level senior economist with a doctorate degree and a member of 14th Session of the Chinese People’s Political Consultative Conference in Beijing. From April 2009, Mr. Xie served successively as the director of information of Karamay City Commercial Bank, the director of information and the vice president of Bank of Kunlun Co., Ltd., the deputy general manager of the finance department of CNPC and the Company, the deputy head of the preparatory team of the Shared Service Center of CNPC, the general manager of CNPC Shared Operation Co. LTD and the general manager of the finance department of CNPC and the Company. He has served as the assistant to the general manager of CNPC, the chairman of CNPC Capital Company Limited and the chairman of CNPC Kunlun Capital Company Limited since April 2021. He has been appointed as the Supervisor since June 2022.

Ms. Zhao Ying, aged 55, is a Supervisor and concurrently serves as the general counsel and chief compliance officer of CNPC. Ms. Zhao is a professor-level senior economist with a bachelor’s degree. From April 2009, she successively served as the general counsel of China Oil Exploration and Development Corporation, the general counsel of PetroChina overseas exploration and development branch and PetroChina Natural Gas Exploration and Development Corporation, the deputy general manager of PetroChina Kazakhstan Company, the deputy general manager of PetroChina Middle Asia Company, the deputy general manager and the deputy secretary of the Party committee of China National Oil and Gas Exploration and Development Corporation, the general manager of the legal affairs department and the legal and enterprise reform department of CNPC and the Company. She has served as the general counsel of CNPC since March 2022, a Supervisor since June 2022 and the chief compliance officer of CNPC since December 2022.

Mr. Cai Yong, aged 48, is a Supervisor and concurrently serves as the general manager of the finance department of CNPC. Mr. Cai is a senior economist with a master’s degree. From March 2016, he has successively served as the chief accountant of PetroChina Middle East Company, the general manager of the finance, tax and price department and the general manager of the funding department of CNPC and the Company. He has served as the general manager of the finance department of CNPC since April 2021 and been appointed as a Supervisor since June 2022.

Mr. Jiang Shangjun, aged 58, is the general manager of the audit department of the Company and concurrently serves as the general manager of the audit department of CNPC and the executive director of Auditing Service Centre Co., Ltd. Mr. Jiang is a senior economist with a master’s degree. From October 2000, Mr. Jiang served successively as the chief accountant, deputy general manager of Lanzhou PetroChina Branch, general manager of Northwestern Sales Branch, chairman of the board of Bank of Kunlun Co., Ltd., the general manager and vice chairman of the board of the CNPC Capital Corporation. Mr. Jiang has been appointed as the general manager of the audit department of CNPC and the Company and the executive director of Auditing Service Centre Co., Ltd since September 2022.

Save as disclosed above, as at the Latest Practicable Date, none of the Supervisor Candidates (i) has held any directorship in any other listed companies in the past three years; (ii) has any relationship with any other Director, Supervisor, senior management, substantial shareholder or controlling shareholder of the Company; or (iii) has any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Save as disclosed above, as at the Latest Practicable Date, there is no information on any of the Supervisor Candidates that needs to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Hong Kong Stock Exchange Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

LETTER FROM THE BOARD

PROVISION OF GUARANTEE FOR SUBSIDIARIES AND AFFILIATED COMPANIES AND RELEVANT AUTHORIZATION TO THE BOARD

To improve the efficiency in guarantee and credit businesses of the Group while controlling the risks in external guarantees, the Group has formed an overall arrangement on the provision of guarantee for the subsidiaries and affiliated companies of the Company (the “Provision of Guarantee for Subsidiaries and Affiliated Companies and Relevant Authorization to the Board”).

According to the needs for routine production and operation, the Group intends to provide guarantees to the following subsidiaries and affiliated companies of the Company in 2023, with an aggregate amount of approximately RMB331.4 billion, including (i) approximately RMB43.5 billion of bank credit guarantee by means of letter of guarantee, banker’s acceptance bill, and letter of credit; (ii) approximately RMB179.3 billion of project performance guarantees; and (iii) approximately RMB108.6 billion of debt financing guarantees.

The table below sets out the details:

Unit: RMB10,000

Type	No.	The Guarantor	The Guaranteed companies	Guarantee amount
Credit guarantee	1	The Company	PetroChina International Co., Ltd. and its subsidiaries	3,903,270
	2	The Company	Daqing Oilfield Company Limited	6,000
	3	The Company	Daqing Oilfield Design Institute Co., Ltd.	3,000
	4	The Company	Victory Oil and Gas FZE	1,000
	5	The Company	PetroChina (China Zhejiang Pilot Free Trade Zone) Fuel Oil Company Limited	300,000
	6	The Company	PetroChina (Foshan Gaofu) Bituminous Fuel Co., Ltd.	17,500
	7	The Company	PetroChina (Wenzhou) Bituminous Fuel Co., Ltd	8,750
	8	The Company	PetroChina (Qinhuangdao) Bituminous Fuel Co., Ltd.	17,500
	9	The Company	Sichuan West Oil New Energy Co., Ltd.	5,600
	10	The Company	PetroChina (Liangshan) New Energy Co., Ltd.	5,600
	11	The Company	PetroChina (Qianjiang) New Energy Co., Ltd.	7,000
	12	PetroChina Kunlun Gas Co., Ltd.	Subsidiaries of PetroChina Kunlun Gas Co., Ltd.	71,770

		Subtotal		4,346,990

Performance guarantee	1	The Company	PetroChina Investment (Hong Kong) Limited	1,000,000
	2	The Company	PetroChina International Iraq FZE	497,000
	3	The Company	PetroChina Canada Ltd & PetroChina Kitimat LNG Partnership	2,032,609
	4	The Company	PetroChina Canada Ltd.	87,647
	5	The Company	Great-Renewal Investment Limited	10,148,210
	6	The Company	PetroChina International Co., Ltd.	463,753
	7	PetroChina International Co., Ltd.	PetroChina International Co., Ltd. and its wholly-owned subsidiaries	2,167,778
	8	PetroChina International Co., Ltd.	PetroIneos Trading Limited	325,180
	9	PetroChina International Co., Ltd.	Yangshan Shengang International Petroleum Storage Co., Ltd.	19,400

LETTER FROM THE BOARD

Type	No.	The Guarantor	The Guaranteed companies	Guarantee amount
	10	PetroChina International (Hong Kong) Corporation Limited	Soaring Dragon Enterprise Limited	7,100
	11	PetroChina International (Hong Kong) Corporation Limited	Singapore Petroleum Company (Hong Kong) Limited	28,400
	12	PetroChina International Investment Company Limited	PetroChina International Investment (Australia) Pty Ltd	757,570
	13	PetroChina International Investment Company Limited	CNODC Brasil Petróleo e Gás Ltda	141,398
	14	Kunlun Energy Company Limited	SAPET Development Peru Inc.Sucursal Peru	69,651
	15	CNPC Exploration and Development Company Limited/ CNODC International Holding Limited	SAPET Development Peru Inc.Sucursal Peru	69,651
	16	CNODC International Holding Limited	CNPC International (Chad) Co.,Ltd.	12,780
	17	CNODC International Holding Limited	Cliveden Petroleum Co. Ltd.	12,780
	18	PetroChina Fuel Oil Company Limited	PetroChina (Jiangsu) Bituminous Fuel Co., Ltd.	35,000
	19	PetroChina Fuel Oil Company Limited	PetroChina (Foshan Gaofu) Bituminous Fuel Co., Ltd.	15,000
	20	PetroChina Fuel Oil Company Limited	PetroChina (Qinhuangdao) Bituminous Fuel Co., Ltd.	17,500
	21	PetroChina Fuel Oil Company Limited	PetroChina (Wenzhou) Bituminous Fuel Co., Ltd	8,750
	22	PetroChina (Qinhuangdao) Bituminous Fuel Co., Ltd.	PetroChina (Foshan Gaofu) Bituminous Fuel Co., Ltd.	11,250

		Subtotal		17,928,407

Finance guarantee	1	The Company	PetroChina Investment (Hong Kong) Limited	1,000,000
	2	The Company	Great-Renewal Investment Limited	5,805,670
	3	The Company	Puyang Shengtongjuyuan New Materials Co., Ltd.	41,195
	4	The Company/ CNPC Exploration and Development Company Limited/ CNODC International Holding Limited	Dongfang Natural Gas Pipeline Co., Ltd.	527,175
	5	The Company/ CNPC Exploration and Development Company Limited/ CNODC International Holding Limited	Zhongta Natural Gas Pipeline Co., Ltd.	1,952,500

LETTER FROM THE BOARD

Type	No.	The Guarantor	The Guaranteed companies	Guarantee amount
	6	The Company/ CNPC Exploration and Development Company Limited/ CNODC International Holding Limited	Zhongji Natural Gas Pipeline Co., Ltd.	603,500
	7	PetroChina International Iraq FZE	Basra Energy Company Limited	284,000
	8	PetroChina International Pipeline Co., Ltd.	Trans-Asia Gas Pipeline (Hong Kong) Co., Ltd.	569,065
	9	Kunlun Energy Company Limited	JSC CNPC INTERNATIONAL AKTOBE PETROLEUM	32,103
	10	Kunlun Energy Company Limited	China Natural Gas Corporation Limited	30,373
	11	Kunlun Energy Company Limited/ PetroChina Kunlun Gas Co., Ltd.	Kunlun Energy Company Limited and its subsidiaries	20,000

		Subtotal		10,865,582

		Total		33,140,979

The above guarantees to be provided by the Company and its subsidiaries are arranged according to the current business demands. In the event of any possible change, within the total amount of guarantees that a single guarantor provides to the entities to be guaranteed under the guarantee plan, such guarantor can adjust the guarantee amount to any of the entities to be guaranteed or provide guarantee to any possible entities to be guaranteed outside the guarantee plan.

It is estimated that the aggregate external guarantees to be provided by the Company and its subsidiaries in 2023 will amount to RMB331.4 billion, all of which will be provided to the subsidiaries and affiliated companies of the Company. This amount of the aggregate external guarantees accounts for 13.88% of audited net assets of the Company as at 31 December 2022.

According to Shanghai Stock Exchange Listing Rules, to provide guarantees to its holding subsidiaries, if a large number of guarantee agreements occur every year, it is difficult to submit each agreement to the Board or the Shareholders’ general meeting of the Company, the Company may estimate the total amount of new guarantees for the two types of subsidiaries with an asset-liability ratio of more than 70% and an asset-liability ratio of less than 70% respectively in the next 12 months, and submit it to the Shareholders’ general meeting of the Company for consideration. According to the Shanghai Stock Exchange Listing Rules and the Articles of Association, if the Company intends to provide guarantees to the entities to be guaranteed with debt to asset ratio exceeds 70%, such guarantee plan is subject to approval by the Shareholders in a general meeting. The debt to asset ratio of some entities to be guaranteed under the Provision of Guarantee for Subsidiaries and Affiliated Companies and Relevant Authorization to the Board exceed 70%. Therefore, it is subject to approval by the Shareholders in a general meeting.

As at the Latest Practicable Date, the above companies include connected subsidiaries and commonly held entity of the Company under Chapter 14A of the Hong Kong Stock Exchange Listing Rules and other companies 10% or more of the equity interests of which are held by CNPC, the Company’s controlling shareholder, thus these companies constitute connected persons of the Company under Chapter 14A of the Hong Kong Stock Exchange Listing Rules. Therefore, the provision of guarantee from the Group to them constitutes connected transactions of the Company under Chapter 14A of the Hong Kong Stock Exchange Listing Rules (the “Connected Guarantee Transactions”).

LETTER FROM THE BOARD

We refer to the circular of the Company dated 15 September 2020 in relation to the comprehensive products and services agreement entered into between CNPC and the Company. The transactions under the comprehensive products and services agreement and the annual cap therefore have been approved by the Shareholders on 5 November 2020 at the general meeting of the Company. The Connected Guarantee Transactions will be conducted within the scope of the above agreement. As such, the Connected Guarantee Transactions are not subject to separate announcement and shareholders’ approval requirements under Chapter 14A of the Hong Kong Stock Exchange Listing Rules. Pursuant to the Hong Kong Stock Exchange Listing Rules, the guarantees provided by the Group to its subsidiaries under the Provision of Guarantee for Subsidiaries and Affiliated Companies and Relevant Authorization to the Board will not constitute notifiable transactions under Chapter 14 of the Hong Kong Stock Exchange Listing Rules. In addition, as the highest percentage ratio in respect of the guarantees provided by the Group to its affiliated companies under the Provision of Guarantee for Subsidiaries and Affiliated Companies and Relevant Authorization to the Board is below 5%, such transactions do not constitute any notifiable transaction under Chapter 14 of the Hong Kong Stock Exchange Listing Rules. The Company proposed the resolution for Shareholder’s approval pursuant to the requirements of the Shanghai Stock Exchange Listing Rules and the Articles of Association.

This resolution was approved by the Board on 29 March 2023. In accordance to the Shanghai Stock Exchange Listing Rules and the Articles of Association, an ordinary resolution will be proposed at the AGM to approve the plan for guarantees to be provided to subsidiaries and affiliated companies of the Company with an aggregate amount of RMB331.4 billion in 2023 and authorize the Board to consider and approve the matters relating to the Provision of Guarantee for Subsidiaries and Affiliated Companies and Relevant Authorization to the Board.

SHARE REPURCHASE MANDATE

A special resolution will be proposed at the AGM, the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting to grant to the Board (or any Director authorized by the Board) the mandate to repurchase Shares (including A Shares and/or H Shares) during the relevant period (as defined below), to repurchase not more than 10% of the issued A Shares and/or H Shares as at the date of passing this resolution at the AGM, the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting, and to determine the terms and conditions for the repurchase of Shares, and to authorize the Board to make appropriate and necessary amendments to the relevant content of the Articles of Association, execute and deal with relevant documents and matters to reflect the actual situation of the capital structure after taking actions pursuant to this mandate and in compliance with the requirements of the relevant regulatory authorities or competent authorities.

As at the Latest Practicable Date, the Company had 21,098,900,000 H Shares in issue and 161,922,077,818 A Shares in issue. Assuming that such number of Shares remains the same as at the date of passing this special resolution at the AGM, A Shareholders’ Class Meeting and H Shareholders’ Class Meeting, pursuant to the Share Repurchase Mandate, the Board would be allowed to repurchase a maximum of 2,109,890,000 H Shares and 16,192,207,781 A Shares respectively, subject to the passing of the special resolution approving the grant of the Share Repurchase Mandate to the Board.

After the Share Repurchase Mandate is approved at the AGM, A Shareholders’ Class Meeting and H Shareholders’ Class Meeting, the Board may determine the terms and conditions for the repurchase of Shares, including but not limited to the following: (i) purpose of the proposed repurchase of Shares; (ii) the class and number of Shares to be repurchased; (iii) time, price and duration of repurchase of Shares; and (iv) to perform the approval, filing and information disclosure in relation to the repurchase of Shares.

The Share Repurchase Mandate remains valid during the relevant period. The relevant period refers to period from the passing of the Share Repurchase Mandate after approval by the AGM, the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting until the expiry of the earlier of: (i) the conclusion of the next annual general meeting of the Company; (ii) 12 months after the Share Repurchase Mandate is approved by Shareholders; or (iii) the date on which the Share Repurchase Mandate is revoked or amended by a special resolution in the Shareholders’ general meeting, the A Shareholders’ class meeting and the H Shareholders’ class meeting (the “Relevant Period”).

The Directors believe that it is in the best interests of the Company and the Shareholders as a whole to grant the Share Repurchase Mandate to the Board. The Board will act prudently and flexibly in accordance with relevant laws, regulations and regulatory rules and in the best interests of the Company and the Shareholders as a whole.

LETTER FROM THE BOARD

The Appendix to this circular is an explanatory statement which contains details pursuant to Rule 10.06(1)(b) of the Hong Kong Stock Exchange Listing Rules for the purpose of enabling Shareholders to make an informed decision on whether to vote for or against the proposed resolution of the Share Repurchase Mandate.

AMENDMENTS TO THE RULES OF PROCEDURES OF BOARD OF DIRECTORS

For the purpose of improving corporate governance practice, the Board has considered and approved the resolution on amendments to certain provisions of the Rules of Procedures of Board of Directors, and it was approved that such proposed amendments be submitted to the AGM for consideration.

The proposed amendments to the Rules of Procedures of Board of Directors are set out as follows:

Original articles	Revised articles after the proposed amendments

Article 1	Article 1

PetroChina Company Limited (the “Company”) is a company listed on the Shanghai Stock Exchange, the Stock Exchange of Hong Kong and the New York Stock Exchange. To further standardize the discussion method and decision-making procedure of the company’s board of directors to promote the board of directors to effectively perform their duties and improve the norms of the board of directors, the level of operation and scientific decision-making, according to China’s “Company Law of the People’s Republic of China” (the “Company Law”), “Mandatory Provisions for the Articles of Association of Companies that Listed Abroad”, “Governance Standards for Listed Company” and the laws, regulations and public regulations such as the “Guidelines on the Articles of Association of Listed Companies”. The securities regulations of the company’s listed places and the “Articles of Association of PetroChina Company Limited” (the “Company’s Articles of Association”), with reference to international practices and taking into account of the actual situation of the Company, this Rule is formulated.	~~PetroChina Company Limited (the “Company”) is a company listed on the Shanghai Stock Exchange, the Stock Exchange of Hong Kong and the New York Stock Exchange.~~ To further standardize the discussion method and decision-making procedure of the PetroChina Company Limited (the “Company”) board of directors to promote the board of directors to effectively perform their duties and improve the norms of the board of directors, the level of operation and scientific decision-making, according to China’s “Company Law of the People’s Republic of China” (the “Company Law”), ~~“Mandatory Provisions for the Articles of Association of Companies that Listed Abroad”,~~ “Governance Standards for Listed Company” and the laws, regulations and public regulations such as the “Guidelines on the Articles of Association of Listed Companies”. The securities regulations of the company’s listed places and the “Articles of Association of PetroChina Company Limited” (the “Company’s Articles of Association”), ~~with reference to international practices and~~ taking into account of the actual situation of the Company, this Rule is formulated.

Article 4	Article 4

The board of directors of the Company is composed of eleven to fifteen directors, with one chairman and one to two vice-chairmen. Independent non-executive directors account for at least one-third, and at least one of them is an accounting professional. The board of directors shall have a secretary. The Company has a bureau of secretaries of the board of directors, and the secretary of the board of directors is responsible for its work.

The board of directors of the Company is composed of eleven to fifteen directors, with one chairman and one to two vice-chairmen. Independent non-executive directors account for at least one-third, and at least one of them is an accounting professional.

The board of directors shall have a secretary. The Company has a ~~bureau of secretaries of the board of directors~~ board of directors office, and the secretary of the board of directors is responsible for its work.

Article 5	Article 5

Directors shall be elected at the shareholders’ general meeting each for a term of three (3) years. A director may be re-elected upon the expiry of his term, and any independent director shall not serve as an independent director of the Company for a consecutive period of over six (6) years. Directors shall act in the interest of shareholders as a whole, earnestly perform duties and strictly adhere to the principle of diligence, integrity and pragmatism:

Directors shall be elected at the shareholders’ general meeting each for a term of three (3) years. A director may be re-elected upon the expiry of his term, and any independent director shall not serve as an independent director of the Company for a consecutive period of over six (6) years. Directors shall act in the interest of shareholders as a whole, earnestly perform duties and strictly adhere to the principle of diligence, integrity and pragmatism:

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(1) to safeguard the interests of the Company and all its shareholders;

(2) to maintain an objective and independent business view and evaluation of the management;

(3) to maintain strategic thinking and long-term consideration of the Company’s development; guarantee to participate in the research and decision-making of the Company’s major issues with a certain amount of energy and assume responsibility;

(4) Directors shall have the right to obtain relevant information and materials from the Company to perform their duties, and the executive body and management of the Company shall have the obligation to cooperate with them. Directors are also obliged to perform the duty of confidentiality;

(5) to abide by the corresponding provisions of the law, the “Company’s Articles of Association” and the relevant provisions of the Company.

(1) to safeguard the interests of the Company and all its shareholders;

(2) to maintain an objective and independent business view and evaluation of the management;

(3) to maintain strategic thinking and long-term consideration of the Company’s development; guarantee to participate in the research and decision-making of the Company’s major issues with a certain sufficient amount of time and energy and assume responsibility;

(4) Directors shall have the right to obtain relevant information and materials from the Company to perform their duties, and the executive body and management of the Company shall have the obligation to cooperate with them. Directors are also obliged to perform the duty of confidentiality;

(5) to abide by the corresponding provisions of the law, the “Company’s Articles of Association” and the relevant provisions of the Company.

Article 9	Article 9

The board of directors has established five committees: the Nomination Committee, the Audit Committee, the Investment and Development Committee, the Examination and Remuneration Committee and the Health, Safety and Environmental Protection Committee.

The special committees all comprise directors. The Nomination Committee comprises three directors, the majority of which shall be independent non-executive directors and the Nomination Committee shall be chaired by the Chairman of the board of directors. The Audit Committee comprises three-four directors, the majority of which shall be independent non-executive directors and at least one of which shall be an accounting professional. The Audit Committee shall have one chairman, undertaken by an independent non-executive director. The Investment and Development Committee comprises three-four directors. The Examination and Remuneration Committee comprises three-four directors, the majority of which shall be independent non-executive directors. The Health, Safety and Environmental Protection Committee comprises three-four directors.

The main responsibility of the special committees of the board of directors is to provide support for the decision-making of the board of directors. The directors who participate in the special committee focus on studying certain aspects according to the division of labor, and make suggestions for the improvement of the management level of the Company.

No organization shall be established under the special committee of the board of directors, and daily affairs may be entrusted to the bureau of secretaries of the board of directors, and the relevant business departments of the Company shall be responsible for the business support related to the work and responsibilities of the committee.

The board of directors has established five committees: the Nomination Committee, the Audit Committee, the Investment and Development Committee, the Examination and Remuneration Committee and the ~~Health, Safety and Environmental Protection Committee~~ Sustainable Development Committee.

The special committees all comprise directors. The Nomination Committee comprises three directors~~, the majority of which shall be independent non-executive directors and the Nomination Committee~~ it shall be chaired by the Chairman of the board of directors. The Audit Committee comprises three to four directors~~, the majority of which shall be independent non-executive directors and at least one of which shall be an accounting professional. The Audit Committee shall have one~~ its chairman~~,~~ shall be undertaken by an independent non-executive director. The Investment and Development Committee comprises three to four directors. The Examination and Remuneration Committee comprises three to four directors and the chairman shall be undertaken by an independent non-executive director. ~~the majority of which shall be independent non-executive directors. The Health, Safety and Environmental Protection Committee~~ The Sustainable Development Committee comprises three to four directors.

The main responsibility of the special committees of the board of directors is to provide support for the decision-making of the board of directors. The directors who participate in the special committee focus on studying certain aspects according to the division of labor, and make suggestions for the improvement of the management level of the Company.

No organization shall be established under the special committee of the board of directors, and daily affairs may be entrusted to the ~~bureau of secretary of the board of directors~~ board of directors office, and the relevant business departments of the Company shall be responsible for the business support related to the work and responsibilities of the committee.

LETTER FROM THE BOARD

Article 10	Article 10

The main responsibilities of the Nomination Committee:

(1) to review and discuss the structure, size and composition of the board of directors regularly (at least annually), and make recommendations on changes to the board of directors to follow the Company’s corporate strategy;

(2) to consider the criteria and procedures for selection of directors, president and other senior management, and make recommendations to the board of directors;

(3) to consider the Board Diversity Policy and the training systems for directors and management;

(4) to extensively select qualified candidates for directorship and members of senior management, review the qualifications of candidates for directorship and the president and other members of senior management nominated by the president, and make recommendations;

(5) to hear the proposals on candidates nominated by the nominators who have the nominating rights under the “Company’s Articles of Association”;

(6) to review and make assessment on the independence of independent non-executive directors;

(7) to make recommendations to the board of directors on the appointment or reappointment of directors and succession of the chairman, the vice chairman and the president;

(8) such other duties as required by relevant laws and regulations or listing rules of the place where the Company is listed and any such other duties as authorized by the board of directors.

The main responsibilities of the Nomination Committee:

(1) to review and discuss the structure, size and composition of the board of directors regularly (including skills, knowledge, and experience) ~~(at least annually)~~, and make recommendations on changes to the board of directors to follow the Company’s corporate strategy;

(2) to consider the criteria and procedures for selection of directors, president and other senior management, and make recommendations to the board of directors;

(3) to consider the Board Diversity Policy and the training systems for directors and management;

(4) to extensively select qualified candidates for directorship and members of senior management, review the qualifications of candidates for directorship and the president and other members of senior management nominated by the president, and make recommendations;

(5) to hear the proposals on candidates nominated by the nominators who have the nominating rights under the “Company’s Articles of Association”;

(6) to review and make assessment on the independence of independent non-executive directors;

(7) to make recommendations to the board of directors on the appointment or reappointment of directors and succession of the chairman, the vice chairman and the president;

(8) ~~such other duties as required by relevant laws and regulations or listing rules of the place where the Company is listed and any such~~ other ~~duties~~ matters as delegated by the board of directors.

Article 11	Article 11

The main responsibilities of the Audit Committee:

(1) to perform the duties of auditing and supervising the engagement and work of external auditors;

(2) to review the integrity of the Company’s annual report, interim report and (if published) quarterly report and relevant financial statements and accounts, review the above statements and major comments on financial statements contained in the report;

(3) to submit to the board of directors opinions on the Company’s financial reports and related materials, taking full account of the matters raised by the Company’s qualified accountants or external auditors;

(4) according to the applicable domestic and overseas rules, inspect and monitor the work of the internal audit department;

(5) to monitor the Company’s financial reporting system and internal control procedures, and to review and evaluate the Company’s financial, internal control and risk management related matters;

The main responsibilities of the Audit Committee:

(1) to perform the duties of auditing and supervising the engagement and work of external auditors;

(2) to review the integrity of the Company’s annual report, interim report and ~~(if published)~~ quarterly report and relevant financial statements and accounts, review the above statements and major comments on financial statements contained in the report;

(3) to submit to the board of directors opinions on the Company’s financial reports and related materials, taking full account of the matters raised by the Company’s engaged accountants or external auditors;

(4) according to the applicable domestic and overseas rules, inspect and monitor the work of the internal audit department;

(5) to monitor the Company’s financial reporting system and internal control procedures, and to review and evaluate the Company’s financial, internal control and risk management related matters;

LETTER FROM THE BOARD

(6) to receive, retain and handle complaints or anonymous reports about accounting, internal accounting controls or audit matters, and ensure their confidentiality;

(7) report regularly to the board of directors on important matters that may affect the Company’s financial position and business, as well as the committee and its performance of duties;

(8) the duties stipulated from time to time by the relevant laws and regulations and the listing rules of the place where the Company is listed.

(6) to receive, retain and handle complaints or anonymous reports about accounting, internal accounting controls or audit matters, and ensure their confidentiality;

(7) report regularly to the board of directors on important matters that may affect the Company’s financial position and business, as well as the committee and its performance of duties;

(8) ~~the duties stipulated from time to time by the relevant laws and regulations and the listing rules of the place where the Company is listed.~~ other matters as delegated by the board of directors.

Article 12	Article 12

The main responsibilities of the Investment and Development Committee:

(1) to conduct research on the strategic plan put forward by the president and make recommendations to the directors;

(2) to study the annual investment plan and investment adjustment plan put forward by the president, and to make comments to the board of directors;

(3) to review the feasibility study report and pre-feasibility study report of major investment projects that need to be decided by the board of directors, and make recommendations to the directors.

The main responsibilities of the Investment and Development Committee:

(1) to conduct research on the strategic plan put forward by the president and make recommendations to the directors;

(2) to study the annual business development and investment plan, business development and investment adjustment plan put forward by the president, and to make comments to the board of directors;

(3) to review the feasibility study report and pre-feasibility study report of major investment projects that need to be decided by the board of directors, and make recommendations to the directors.

(4) other matters as delegated by the board of directors.

Article 13	Article 13

The main responsibilities of the Examination and Remuneration Committee:

(1) to be responsible for organizing the assessment of the president and submitting a report to the board of directors, supervise the assessment of senior vice presidents, vice presidents, chief financial officers and other senior managers led by the president;

(2) to study the Company’s incentive plan, salary system and option plan, supervise and evaluate the implementation effect, and put forward suggestions for reform and improvement;

(3) the duties stipulated from time to time by relevant laws and regulations and the listing rules of the place where the Company is listed.

The main responsibilities of the Examination and Remuneration Committee:

(1) to be responsible for organizing the assessment of the president and submitting a report to the board of directors, supervise the assessment of senior vice presidents, vice presidents, chief financial officers and other senior managers led by the president;

(2) to study the Company’s incentive plan, salary system and option plan, supervise and evaluate the implementation effect, and put forward suggestions for reform and improvement;

(3) ~~the duties stipulated from time to time by relevant laws and regulations and the listing rules of the place where the Company is listed~~ other matters as delegated by the board of directors.

Article 14	Article 14

The main responsibilities of the Health, Safety and Environmental Protection Committee:

(1) to supervise the effective implementation of the Company’s health, safety and environmental protection plan (i.e. HSE plan);

(2) to advise the board of directors or the president on major decisions on health, safety and environmental protection;

The main responsibilities of the ~~Health, Safety and Environmental Protection Committee~~ Sustainable Development Committee:

~~(1) to supervise the effective implementation of the Company’s health, safety and environmental protection plan (i.e. HSE plan);~~

~~(2) to advise the board of directors or the president on major decisions on health, safety and environmental protection;~~

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(3) to raise inquiries on the occurrence and responsibility of major accidents, and to inspect and supervise the handling of major accidents.

~~(3) to raise inquiries on the occurrence and responsibility of major accidents, and to inspect and supervise the handling of major accidents.~~

(1) to work on the sustainable development of the Company (including but not limited to environmental, social and governance matters), to identify and assess major risks and impacts on the sustainable development of the Company, to enhance risk management (including that in respect of environmental, social and corporate governance), and to make relevant proposals to the board of directors;

(2) to supervise Company’s commitments and performance on addressing climate change, ensuring health and safety and environmental protection and fulfilling social responsibilities in relation to key issues, and to make relevant proposals to the board of directors;

(3) to examine the approach and strategies, goals, measures and relevant key issues in respect of the sustainable development of the Company, and to supervise and review the implementation of the sustainable development goals;

(4) to review the environmental, social, and governance report and the health and safety and environmental protection report of the Company annually and to make relevant proposals to the board of directors;

(5) to monitor important information concerning sustainable development, assess significant impacts of environmental, social and governance issues on relevant stakeholders, monitor the Company’s relevant safety and environmental risks, formulate response measures, and make relevant proposals to the board of directors;

(6) other matters as delegated by the board of directors.

Article 16	Article 16

The main responsibilities of the secretary of the board of directors:

1.Management support of the board of directors

(1) management support of the board of directors. Organize and prepare board meetings and shareholders’ meetings, prepare meeting documents, arrange relevant meeting affairs, be responsible for the minutes of meetings, and ensure the accuracy of the minutes.

(2) to keep the meeting documents and minutes, take the initiative to keep abreast of the implementation of the relevant resolutions of the board of directors, and remind the president to report to the board of directors and make recommendations on important issues in implementation before the next meeting of the board of directors.

(3) to coordinate the meetings of the special committees of the board of directors and prepare the minutes of the relevant meetings.

The main responsibilities of the secretary of the board of directors:

1.Management support of the board of directors

(1) management support of the board of directors. Organize and prepare board meetings and shareholders’ meetings, prepare meeting documents, arrange relevant meeting affairs, be responsible for the minutes of meetings, and ensure the accuracy of the minutes;

(2) to be responsible for keeping the meeting documents and minutes, take the initiative to keep abreast of the implementation of the relevant resolutions of the board of directors, and remind the president to report to the board of directors and make recommendations on important issues in implementation before the next meeting of the board of directors;

(3) to coordinate the meetings of the special committees of the board of directors and prepare the minutes of the relevant meetings;

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(4) to be responsible for coordinating the collection of required information by the board of directors and committees.

(5) entrust to undertake the daily work of the board of directors and its relevant committees.

2. Information disclosure

(1) to be responsible for liaising with the securities regulatory authorities of the listed places and organizing them properly. To prepare and submit the documents required by the regulatory authorities in a timely manner, and be responsible for accepting the relevant tasks assigned by the regulatory department shall be organized and completed;

(2) to be responsible for liaising with other relevant regulatory departments and in charge of the team Organize research on regulatory policy and inform directors and presidents in a timely manner to provide relevant information and research reports;

(3) to be responsible for coordinating other relevant departments of the Company to make regular reports of the Company, notice, announcement of the board of directors, shareholder circular and other formal information of the Company disclosure;

(4) to be responsible for the confidentiality of the Company’s stock price sensitive information and formulate the phase, the confidentiality system and measures that should be adopted;

(5) together with corporate lawyers and the Department of Legal Affairs, as a director and general manager In exercising its functions and powers, the employee shall comply with domestic and overseas laws and regulations, and the “Company’s Article of Association” and other relevant provisions to provide support.

3. Investor relations

(1) the secretary of the board of directors is authorized by the board of directors to manage investor relations;

(2) to coordinate the reception of visitors, handle investor relations, and keep in touch with investors and intermediaries;

(3) to coordinate and answer questions from the public and provide investors with the information disclosed by the Company;

(4) to manage and keep the register of shareholders of the Company;

4. Public relations

(1) the secretary of the board of directors is authorized by the board of directors to manage public relations;

(2) to be responsible for news release and media contact;

(3) to be responsible for the preparation and release of corporate social responsibility report;

(4) to be responsible for the management of the Company’s external website.

(4) to be responsible for coordinating the collection of required information by the board of directors and committees;

(5) entrust to undertake the daily work of the board of directors and its relevant committees.

2. Information disclosure

~~(1) to be responsible for liaising with the securities regulatory authorities of the listed places and organizing them properly. To prepare and submit the documents required by the regulatory authorities in a timely manner, and be responsible for accepting the relevant tasks assigned by the regulatory department shall be organized and completed;~~

~~(2) to be responsible for liaising with other relevant regulatory departments and in charge of the team Organize research on regulatory policy and inform directors and presidents in a timely manner to provide relevant information and research reports;~~

~~(3) to be responsible for coordinating other relevant departments of the Company to make regular reports of the Company, notice, announcement of the board of directors, shareholder circular and other formal information of the Company disclosure;~~

~~(4) to be responsible for the confidentiality of the Company’s stock price sensitive information and formulate the phase, the confidentiality system and measures that should be adopted;~~

~~(5) together with corporate lawyers and the Department of Legal Affairs, as a director and general manager In exercising its functions and powers, the employee shall comply with domestic and overseas laws and regulations, and the “Company’s Article of Association” and other relevant provisions to provide support.~~

(1) to be responsible for the organization and coordination of the Company’s information disclosure affairs, and manage the board of directors’ information disclosure affairs shall specifically undertake the work of the Company’s information disclosure;

(2) to be responsible for handling the disclosure of Company information and other related matters, responsible for the confidentiality of Company information disclosure, organizing and completing good confidentiality measures;

(3) the securities regulatory department shall promulgate and implement the laws and regulations on the information disclosure of listed companies and the relevant work requirements to notify the Company information in a timely manner to disclosure obligors and relevant staff.

3. Investor relations

~~(1) the secretary of the board of directors is authorized by the board of directors to manage investor relations;~~

~~(2) to coordinate the reception of visitors, handle investor relations, and keep in touch with investors and intermediaries;~~

~~(3) to coordinate and answer questions from the public and provide investors with the information disclosed by the Company;~~

LETTER FROM THE BOARD

~~(4) to manage and keep the register of shareholders of the Company;~~

~~4.Public relations~~

~~(1) the secretary of the board of directors is authorized by the board of directors to manage public relations;~~

~~(2) to be responsible for news release and media contact;~~

~~(3) to be responsible for the preparation and release of corporate social responsibility report;~~

~~(4) to be responsible for the management of the Company’s external website.~~

The secretary of the board of directors is responsible for organizing and coordinating the investor relations management work, including organizing, arranging and implementing the Company’s investor relations management work plan; arranging and participating in the Company’s major investor relations and activities; organizing the formulation of evaluation and examination body of the Company’s investor relations work; organizing and carrying out capital market research; to train senior managers and investor relations staff of the Company as needed.

Article 17	Article 17

Board meetings are divided into regular meetings and ad hoc meetings.

The board of directors shall hold regular meetings at least four times a year.

1. the main topics of the first regular meeting of the year are:

(1) to consider and approve the financial report and profit distribution formula for the previous year;

(2) to examine and approve the annual report of the board of directors submitted to the shareholders’ general meeting;

(3) to review and approve the annual report submitted by the President, including management and analysis of the financial position and operating results of the previous year;

(4) to examine and approve the performance evaluation indicators of the members of the executive body of the Company and the salary plan for the current year;

(5) to examine and approve the performance appraisal report of the members of the executive body of the Company;

(6) to examine and approve items relating to the convening of the annual general meeting of shareholders;

(7) to consider and approve other proposals that may be submitted by directors, chairmen or presidents of 1/3 or above.

2. the main topics of the second regular meeting of the year are:

(1) to conduct research involving major issues such as Company development, acquisition or institutional adjustment;

(2) to consider and approve other proposals that may be submitted by more than 1/3 of the directors, chairmen or presidents.

Board meetings are divided into regular meetings and ad hoc meetings.

The board of directors shall hold regular meetings at least four not less than five times a year.

1. the main topics of the first regular meeting of the year are, include but not limited to:

(1) to consider and approve the financial report and proposed profit distribution plan formula for the previous year;

(2) to examine and approve the annual report of the board of directors submitted to the shareholders’ general meeting;

(3) to review and approve the annual report submitted by the President, including management and analysis of the financial position and operating results of the previous year;

(4) to examine and approve the performance evaluation indicators of the members of the executive body of the Company and the salary plan for the current year;

(5) to examine and approve the performance appraisal report of the members of the executive body of the Company;

(6) to examine and approve items relating to the convening of the annual general meeting of shareholders;

(7) to consider and approve annual report and annual results announcement of the previous year; ~~other proposals that may be submitted by directors, chairmen or presidents of 1/3 or above.~~

(8) any other proposals (if any).

2. the main topics of the second regular meeting of the year ~~are,~~ include but not limited to:

~~(1) to conduct research involving major issues such as Company development, acquisition or institutional adjustment;~~

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3. the main topics of the third regular meeting of the year are:

(1) to consider and approve the interim financial report;

(2) to examine and approve the annual mid-term profit pre-distribution plan;

(3) to consider and approve other proposals that may be submitted by more than 1/3 of directors, chairmen or presidents.

4. the main topics of the fourth regular meeting of the year are:

(1) to consider and approve strategic plans and medium-and long-term rules;

(2) to examine and approve the business plan and investment plan for the next year;

(3) to consider and approve the financial budget plan for the next year;

(4) to consider and approve other proposals that may be submitted by more than 1/3 of directors, chairmen or presidents.

~~(2) to consider and approve other proposals that may be submitted by more than 1/3 of the directors, chairmen or presidents.~~

(1) to review the first quarterly report of the Company;

(2) to consider, approve and authorize the secretary of the board of directors to sign the 20-F annual report;

(3) any other proposals (if any).

3. the main topics of the third regular meeting of the year ~~are~~, include but not limited to:

(1) to consider and approve the interim financial report and profit distribution plan;

(2) to examine and approve the interim report and interim results announcement of the Company; ~~annual mid-term profit pre-distribution plan;~~

(3) ~~to consider and approve other proposals that may be submitted by more than 1/3 of directors, chairmen or presidents.~~ any other proposals (if any).

4. the main topics of the fourth regular meeting of the year ~~are~~, include but not limited to:

~~(1) to consider and approve strategic plans and medium-and long-term rules;~~

~~(2) to examine and approve the business plan and investment plan for the next year;~~

~~(3) to consider and approve the financial budget plan for the next year;~~

~~(4) to consider and approve other proposals that may be submitted by more than 1/3 of directors, chairmen or presidents.~~

(1) to review the third quarterly report of the Company;

(2) any other proposals (if any).

5. the main topics of the fifth regular meeting of the year, include but not limited:

(1) to examine and approve the business plan and investment plan for the next year;

(2) to consider and approve the financial budget plan for the next year;

(3) any other proposals (if any).

In addition to the above-mentioned main topics, other periodic reports required by the regulatory authorities and shall be examined and approved by the board of directors at regular meetings.

LETTER FROM THE BOARD

Article 20	Article 20

Regular meeting and working system of the Nomination Committee

The Company shall formulate the “Rules of Procedure for the Nomination Committee”, which shall be implemented upon the approval by the board of directors. The Nomination Committee shall meet regularly and at least once a year. Such meeting shall generally be held prior to the first annual regular meeting of the board of directors. The agenda of a regular meeting of the Nomination Committee shall mainly cover: to review the structure, size and composition of the board of directors and its special committees and make recommendations to the board of directors, and to discuss the performance of the board of directors in the past year, independent directors’ work report and others.

Regular meeting and working system of the Nomination Committee

The ~~Company shall formulate the~~ “Rules of Procedure for the Nomination Committee”~~, which~~ shall be implemented upon the approval by the board of directors. The Nomination Committee shall meet regularly and at least once a year. ~~Such meeting shall generally be held prior to the first annual regular meeting of the board of directors.~~ The agenda of a regular meeting of the Nomination Committee shall mainly cover, including but not limited to: to review the structure, size and composition of the board of directors and its special committees and make recommendations to the board of directors~~, and to discuss the performance of the board of directors in the past year, independent directors’ work report and others~~.

LETTER FROM THE BOARD

The Committee shall submit a resolution or proposal to the board of directors after discussion.

Article 21	Article 21

Regular meeting and working system of Audit Committee

The Company shall formulate the “Rules of Procedures for the organization and work of the Audit Committee”, which shall be implemented with the approval of the board of directors. The Audit Committee shall hold not less than four regular meetings every year. The resolution of the Audit Committee shall be adopted by the independent non-executive director’s vote.

The first regular meeting of the Audit Committee, which shall be held before the first regular meeting of the board of directors is held for the same year, shall principally discuss the following matters:

(1) to discuss the financial report and proposal for profit distribution of the Company for the preceding year;

(2) to discuss the internal audit report of the Company for the preceding year;

(3) to discuss the internal control report of the Company for the preceding year;

(4) to discuss the report on connected transactions of the Company for the preceding year;

(5) to discuss the proposal for engaging the Company’s domestic and international accounting firms for the current year;

(6) to note the financial audit report for the preceding year prepared by the external accounting firm.

The Committee shall submit a submission to the board of directors after discussion.

The second regular meeting of the Audit Committee, which shall be held before the second regular meeting of the board of directors is held for the same year, shall principally discuss the following matters:

(1) to discuss the internal audit report of the Company;

(2) to discuss the internal control report of the Company;

(3) to discuss the report on auditing fee of the external accounting firm;

(4) to note the report submitted by the external accounting firm.

The Committee shall submit a submission to the board of directors after discussion.

The third regular meeting of the Audit Committee, which shall be held before the third regular meeting of the board of directors is held for the same year, shall principally discuss the following matters:

(1) to discuss the financial report and proposal for profit distribution of the Company for the interim period;

(2) to discuss the internal audit report of the Company for the interim period;

(3) to discuss the internal control report of the Company for the interim period;

Regular meeting and working system of Audit Committee

The ~~Company shall formulate the~~ “Rules of procedures ~~for the organization and work~~ of the Audit Committee”~~, which~~ shall be implemented with the approval of the board of directors. The Audit Committee shall hold not less than four regular meetings every year. ~~The resolution of the Audit Committee shall be adopted by the independent non-executive director’s vote.~~

The first regular meeting ~~of the Audit Committee, which shall be held before the first regular meeting of the board of directors is held for the same year,~~ shall principally discuss the following matters, including but not limited to:

(1) to discuss the financial report and ~~proposal for~~ the proposed profit distribution of the Company for the preceding year;

(2) to discuss the annual report and annual results for the preceding year;

(3~~2~~) to discuss the internal audit report of the Company for the preceding year;

(4~~3~~) to discuss the internal control evaluation report of the Company for the preceding year;

(5~~4~~) to discuss the report on continuing connected transactions of the Company for the preceding year;

(6~~5~~) to discuss the proposal for engaging the Company’s domestic and international accounting firms for the current year;

(7~~6~~) to note the financial audit report for the preceding year prepared by the external accounting firm.

The Committee shall submit a ~~submission~~ resolution or proposal to the board of directors after discussion.

The second regular meeting ~~of the Audit Committee, which shall be held before the second regular meeting of the board of directors is held for the same year,~~ shall principally discuss the following matters, including but not limited to:

(1) to discuss ~~the internal audit report~~ first quarterly report of the Company;

~~(2) to discuss the internal control report of the Company;~~

~~(3) to discuss the report on auditing fee of the external accounting firm;~~

(24) to note the report submitted by the external accounting firm.

The Committee shall submit a ~~submission~~ resolution or proposal to the board of directors after discussion.

The third regular meeting ~~of the Audit Committee, which shall be held before the third regular meeting of the board of directors is held for the same year,~~ shall principally discuss the following matters, including but not limited to:

LETTER FROM THE BOARD

(4) to note the financial audit report for the interim period prepared by the external accounting firm.

The Committee shall submit a submission to the board of directors after discussion.

The fourth regular meeting of the Audit Committee, which shall be held before the fourth regular meeting of the board of directors is held for the same year, shall principally discuss the following matters:

(1) to discuss the internal audit report of the Company;

(2) to discuss the internal control report of the Company;

(3) to note the report submitted by the external accounting firm.

The Committee shall submit a submission to the board of directors after discussion.

Financial reports and other related reports shall be prepared by the Company’s finance department; internal audit reports shall be prepared by the Company’s audit department; internal control reports shall be prepared by the Company’s internal control department; independent accountants shall audit (or review) the reports, prepared by the independent accounting firm employed by the Company. The bureau of secretaries of the board of directors shall send a copy of the meeting to each member of the Committee seven working days before the meeting.

(1) to discuss the financial report and proposal for profit distribution of the Company for the interim period;

(2) to discuss the interim report and interim results of the Company;

(3) to discuss the interim report on the continuing connected transactions of the Company;

(4~~2~~) to discuss the internal audit report of the Company for the interim period;

(5~~3~~) to discuss the internal control evaluation report of the Company for the interim period;

(6) to discuss the report on the audit fees of the external accounting firms;

(7~~4~~) to note the financial audit report for the interim period prepared by the external accounting firm.

The Committee shall submit a ~~submission~~ resolution or proposal to the board of directors after discussion.

The fourth regular meeting of the Audit Committee, ~~which shall be held before the fourth regular meeting of the board of directors is held for the same year,~~ shall principally discuss the following matters, including but not limited to:

(1) to discuss the third quarterly report of the Company;

(2~~1~~) to discuss the internal audit report of the Company;

(3~~2~~) to discuss the internal control evaluation report of the Company;

(4~~3~~) to note the report submitted by the external accounting firm.

The Committee shall submit a ~~submission~~ resolution or proposal to the board of directors after discussion.

Financial reports, ~~and other related reports shall be prepared by the Company’s finance department;~~ internal audit reports ~~shall be prepared by the Company’s audit department;~~ and internal control evaluation reports shall be prepared by the relevant business functional department ~~Company’s internal control department~~; independent accountants shall audit (or review) the reports, prepared by the independent accounting firm engaged by the Company. ~~The bureau of secretaries of the board of directors~~ The board of director office shall send a copy of the meeting to each member of the Committee seven working days before the meeting.

Article 22	Article 22

Regular meetings and working system of the Investment and Development Committee

Investment and Development Committee shall hold regular meetings twice a year.

The first regular meeting shall be held before the third regular meeting of the board of directors of the year. The main topics are:

(1) according to the Company’s operation and investment plan implementation in the first half of the year, discuss the adjustment plan of the Company’s annual investment plan(if necessary);

(2) to discuss the Company’s work before the major projects that need to be approved by the board of directors, feasibility study report and project implementation report.

Regular meetings and working system of the Investment and Development Committee

The “Rules of Procedures of the Investment and Development Committee”, which shall be implemented with the approval of the board of directors. Investment and Development Committee ~~shall~~ will hold regular meetings not less than once ~~twice~~ a year.

~~The first regular meeting shall be held before the third regular meeting of the board of directors of the year. The main topics are:~~

~~(1) according to the Company’s operation and investment plan implementation in the first half of the year, discuss the adjustment plan of the Company’s annual investment plan(if necessary);~~

LETTER FROM THE BOARD

The Committee shall submit a submission to the board of directors after discussion.

The second regular meeting shall be held before the fourth regular meeting of the board of directors of the year. The main topics are:

(1) to discuss the Company’s report on the completion of this year’s investment plan and the next investment plan;

(2) to discuss the Company’s pre-period work for major projects, report of feasibility study and project implementation subject to the approval of the board of directors.

The Committee shall submit a submission to the board of directors after discussion.

The meeting materials for the regular meeting of the Investment and Development Committee shall be prepared by the Company’s planning department. The bureau of secretaries of the board of directors shall send the meeting documents to each member of the Committee seven working days before the meeting of the Committee.

~~(2) to discuss the Company’s work before the major projects that need to be approved by the board of directors, feasibility study report and project implementation report.~~

~~The Committee shall submit a submission to the board of directors after discussion.~~

~~The second regular meeting shall be held before the fourth regular meeting of the board of directors of the year.~~ The main topics ~~are,~~ include but not limited to: ~~(1)~~ to discuss the Company’s report on the completion of this year’s investment plan and the next investment plan; ~~(2)~~ to discuss the Company’s annual business development and investment planning adjustment plan which shall be approved by the board of directors; to discuss the Company’s pre-period work for major projects, report of feasibility study and project implementation subject to the approval of the board of directors.

The Committee shall submit a ~~submission~~ resolution or proposal to the board of directors after discussion.

The meeting materials for the regular meeting of the Investment and Development Committee shall be prepared by the Company’s ~~planning~~ development department. The board of directors office ~~bureau of secretaries of the board of directors~~ shall send the meeting documents to each member of the Committee seven working days before the meeting of the Committee.

Article 23	Article 23

Regular meetings and working system of the Examination and Remuneration Committee

The Examination and Remuneration Committee shall hold a regular meeting at least once a year before the first annual regular meeting of the board of directors. The main topics are:

(1) to discuss the report on the assessment of the performance indicators achieved by the CEO team in the previous year;

(2) to discuss the report on the formulation of performance contracts for the current year.

The Committee shall submit a submission to the board of directors after discussion.

The meeting materials for the regular meeting of the Examination and Remuneration Committee shall be prepared by the Company’s personnel department. The bureau of secretaries of the board of directors shall send the meeting documents to each member of the Committee seven working days before the meeting of the Committee.

Regular meetings and working system of the Examination and Remuneration Committee

The “Rules of Procedures of the Examination and Remuneration Committee”~~, which~~ shall be implemented with the approval of the board of directors. The Examination and Remuneration Committee ~~shall~~ will hold a regular meeting ~~at least~~ not less than once a year ~~before the first annual regular meeting of the board of directors~~. The main topics are, including but not limited to:

(1) to discuss the report on the assessment of the performance indicators achieved by the CEO team in the previous year;

(2) to discuss the report on the formulation of performance contracts for the current year.

The Committee shall submit a ~~submission~~ resolution or proposal to the board of directors after discussion. The meeting materials for the regular meeting of the Examination and Remuneration Committee shall be prepared by the Company’s ~~personnel~~ human resources department. ~~The bureau of secretaries of the board of directors~~ The board of directors office shall send the meeting documents to each member of the Committee seven working days before the meeting of the Committee.

LETTER FROM THE BOARD

Article 24	Article 24

Regular meetings and working system of the Health, Safety and Environmental Protection Committee

The Health, Safety and Environmental Protection Committee shall hold a regular meeting at least once a year before the first regular meeting of the board of directors of the year. The main topics are:

(1) to discuss the work report on health, safety and environmental protection of the previous year;

(2) to discuss the work plan of health, safety and environmental protection of this year.

The Committee shall submit a submission to the board of directors after discussion.

The information required for the regular meeting of the Health, Safety and Environmental Protection Committee shall be prepared by the Company’s department of safety and environmental protection. The bureau of secretaries of the board of directors shall send the meeting documents to each member of the committee seven working days before the meeting.

If the above four special committees are unable to hold regular meetings for some reason, they may be convened by way of circulation and service of documents or other electronic communications. Each special committee may, as necessary, convene ad hoc committee meetings.

Regular meetings and working system of the ~~Health, Safety and Environmental Protection~~ Sustainable Development Committee

The “Rules of Procedures of the Sustainable Development Committee”, ~~which~~ shall be implemented with the approval of the board of directors.

~~The Health, Safety and Environmental Protection Committee shall hold a regular meeting at least once a year before the first regular meeting of the board of directors of the year.~~ The Sustainable Development Committee shall hold a regular meeting not less than once a year. The main topics ~~are~~, include but not limited to: ~~(1)~~ to discuss the work report on ~~health, safety and environmental protection~~ environment, social and governance report of the previous year; ~~(2)~~ to discuss the ~~work plan~~ of health, safety and environmental protection of the previous year this ~~year~~.

The Committee shall submit a ~~submission~~ resolution or proposal; to the board of directors after discussion.

The information required for the regular meeting of the Sustainable Development Committee ~~Health, Safety and Environmental Protection Committee~~ shall be prepared by the Company’s business functional department ~~of safety and environmental protection. The bureau of secretaries of the board of directors~~ The board of director office shall send the meeting documents to each member of the committee seven working days before the meeting.

~~If the above four special committees are unable to hold regular meetings for some reason, they may be convened by way of circulation and service of documents or other electronic communications. Each~~ Special committee may, as necessary, convene ad hoc committee meetings.

Article 25	Article 25

Proposal for regular meetings

Before issuing the notice of convening a regular meeting of the board of directors, the bureau of secretaries of the board of directors shall fully solicit the opinions of the directors and submit the proposal to the chairman of the board of directors after the preliminary formation of the meeting. The chairman shall consult the president, senior vice president, vice president, chief financial officer and other senior management as necessary before arranging the proposal.

Proposal for regular meetings

Before issuing the notice of convening a regular meeting of the board of directors, ~~the bureau of secretaries of the board of directors~~ the board of director office shall fully solicit the opinions of the directors and submit the proposal to the chairman of the board of directors after the preliminary formation of the meeting. The chairman shall consult the president, senior vice president, vice president, chief financial officer and other senior management as necessary before arranging the proposal.

Article 28	Article 28

Convening of Meeting

The convening of the meeting shall be held only if more than 1/2 of the directors (including the board of directors entrusted to attend in accordance with Article 115 of the Company’s Articles of Association) shall attend the board meeting. If the director refuses to attend the meeting or is unable to attend the meeting, the chairman of the board and the secretary of the board of directors shall promptly report to the regulatory authorities when the minimum number of persons required for the meeting cannot be met.

Convening of Meeting

The convening of the meeting shall be held only if more than 1/2 of the directors (including the board of directors entrusted to attend in accordance with Article 115 of the “Company’s Articles of Association”) shall attend the board meeting. If the director refuses to attend the meeting or is unable to attend the meeting, the chairman of the board and the secretary of the board of directors shall promptly report to the regulatory authorities when the minimum number of persons required for the meeting cannot be met.

LETTER FROM THE BOARD

The supervisor may attend the board meeting as nonvoting delegates; if the president and the secretary of the board of directors are not concurrently directors, they shall attend the board meeting as nonvoting delegates. The meeting host may notify other relevant personnel to attend the board meeting as necessary.

The supervisor may attend the board meeting as nonvoting delegates; if the president and the secretary of the board of directors are not concurrently directors, they shall attend the board meeting as nonvoting delegates. The meeting host may notify other relevant personnel to attend the board meeting as necessary.

Article 32	Article 32

Express Opinions

The directors shall carefully read the relevant meeting materials and express their opinions independently and cautiously on the basis of a full understanding of the situation. Directors may, before the meeting, ask the bureau of secretaries of the board of directors, the convener of the meeting, the president, senior vice presidents, vice presidents, chief financial officers and other senior managers, special committees, accounting firms, law firms and other relevant personnel and institutions to understand the information needed for decision-making. They can also suggest to the host during the meeting to invite representatives of the above-mentioned personnel and institutions to attend and explain the relevant situation.

Express Opinions

The directors shall carefully read the relevant meeting materials and express their opinions independently and cautiously on the basis of a full understanding of the situation. Directors may, before the meeting, ask board of directors office ~~the bureau of secretaries of the board of directors~~, the convener of the meeting, the president, senior vice presidents, vice presidents, chief financial officers and other senior managers, special committees, accounting firms, law firms and other relevant personnel and institutions to understand the information needed for decision-making. They can also suggest to the host during the meeting to invite representatives of the above-mentioned personnel and institutions to attend and explain the relevant situation.

Article 39	Article 39

Minutes of the meeting

The bureau of secretaries of the board of directors arranges the staff of the secretary of the board of directors to take minutes of the meeting of the board of directors. The minutes of the meeting shall include the following contents:

(1) the time, place and manner of the meeting;

(2) the issuing of the notice of the meeting;

(3) the convener and moderator of the meeting;

(4) the personal and entrusted attendance of the directors;

(5) the proposal considered at the meeting, the speaking points and main opinions of each director on the relevant matters, and the intention to vote on the proposal;

(6) the voting method and result of each proposal(indicating the specific number of votes agreed, opposed and abstained);

(7) other matters that the directors at the meeting consider should be recorded.

Minutes of the meeting

~~The bureau of secretaries of the board of directors~~ The board of directors office arranges the staff of the secretary of the board of directors to take minutes of the meeting of the board of directors. The minutes of the meeting shall include the following contents:

(1) the time, place and manner of the meeting;

(2) the issuing of the notice of the meeting;

(3) the convener and moderator of the meeting;

(4) the personal and entrusted attendance of the directors;

(5) the proposal considered at the meeting, the speaking points and main opinions of each director on the relevant matters, and the intention to vote on the proposal;

(6) the voting method and result of each proposal (indicating the specific number of votes agreed, opposed and abstained);

(7) other matters that the directors at the meeting consider should be recorded.

Article 41	Article 41

Directors’ signature

The attending directors shall sign and confirm the meeting minutes and resolution records on behalf of themselves and the directors who authorize them to attend the meeting on their behalf. If a director has different opinions on the minutes or resolutions of the meeting, they may provide a written explanation when signing. When necessary, timely reports should be made to regulatory authorities, and public statements can also be made.

Directors’ signature

The attending directors shall sign and confirm the meeting minutes and resolution records on behalf of themselves and the directors who authorize them to attend the meeting on their behalf. If a director has different opinions on the minutes or resolutions of the meeting, they may provide a written explanation when signing. When necessary, timely reports should be made to regulatory authorities, and public statements can also be made.

LETTER FROM THE BOARD

If a director neither signs for confirmation in accordance with the provisions of the above paragraph, nor provides written explanations or reports to regulatory authorities or makes public statements, it shall be deemed that they fully agree with the contents of the meeting minutes, resolution records.

If a director neither signs for confirmation in accordance with the provisions of the above paragraph, nor provides written explanations or reports to regulatory authorities or makes public statements, it shall be deemed that they fully agree with the contents of the meeting minutes, and resolution records.

Article 44	Article 44

Preservation of meeting files

Board meeting files, including meeting notices and materials, authorization letters for directors to attend by proxy, meeting recording materials, signature forms, meeting minutes signed and confirmed by attending directors, resolution records, resolution announcements, etc., shall be kept by the secretary to the Board. The preservation period of the Board meeting files shall be above 10 years.

Preservation of meeting files

Board meeting files, including meeting notices and materials, authorization letters for directors to attend by proxy, meeting recording materials, signature forms, meeting minutes signed and confirmed by attending directors, resolution records, resolution announcements, etc., shall be kept ~~by the secretary to the Board~~ as the Company’s files. The preservation period of the Board meeting files shall be above not less than 10 years.

Article 46	Article 46
This rules and the amendments will be effective after being formulated by the Board and approved by the shareholders’ general meeting. The “Workbook of the Board of PetroChina Company Limited” will be abolished on the date of the effective date.	This rules and the amendments will be effective after being formulated by the Board and approved by the shareholders’ general meeting. ~~The “Workbook of the Board of PetroChina Company Limited” will be abolished on the date of the effective date~~.

* The Rules of Procedures of Board of Directors is written in Chinese without an official English version. Therefore, the English translation above is for reference only. In case of inconsistency, the Chinese version shall prevail.

THE AGM AND H SHAREHOLDERS’ CLASS MEETING

The Company will convene the AGM at 9 a.m. on Thursday, 8 June 2023 at V-Continent Wuzhou Hotel, No. 8 North 4th Circle Middle Road, Chaoyang District, Beijing, the PRC to review, consider and, if thought fit, to approve, among other things, the proposed election and appointment of Directors, the proposed election and appointment of Supervisors and the Provision of Guarantee for Subsidiaries and Affiliated Companies and Relevant Authorization to the Board by way of ordinary resolution and the Share Repurchase Mandate by way of special resolution. The Company will also convene the H Shareholders’ Class meeting immediately after the conclusion of the AGM and the A Shareholders’ Class Meeting or adjournment thereof at the same venue to consider and, if thought fit, to approve the Share Repurchase Mandate by way of special resolution. The proxy forms and the reply slips for use at the AGM and the H Shareholders’ Class Meeting are enclosed with this circular.

The AGM Notice and the H Shareholders’ Class Meeting Notice are set out on pages 30 to 34 and 35 to 36 of this circular, respectively.

Whether or not you are able to attend the AGM and/or the H Shareholders’ Class Meeting, please complete the proxy forms and return the same in accordance with the instructions printed thereon. To be valid, for holders of A Shares, the proxy form, together with the notarized power of attorney or other document of authorization (if any), must be delivered to the Board of Directors Office at Room 0612, Block C, PetroChina Building, No.9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the AGM (i.e., by no later than 9:00 a.m. on Wednesday, 7 June 2023). In order to be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong within the same period.

LETTER FROM THE BOARD

Holders of H Shares whose names appear on the register of members of the Company on Thursday, 8 June 2023 are entitled to attend the AGM and the H Shareholders’ Class Meeting. The register of members of H Shares of the Company will be closed from Tuesday, 9 May 2023 to Thursday, 8 June 2023 (both days inclusive), during which period no share transfer of H Shares will be registered. In order to qualify for attending and voting at the AGM and the H Shareholders’ Class Meeting, holders of H Shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration at or before 4:30 p.m. on Monday, 8 May 2023.

The Articles of Association provide that Shareholders who intend to attend the AGM and/or the H Shareholders’ Class Meeting shall lodge a written reply 20 days before the date of the AGM and/or the H Shareholders’ Class Meeting (the “Reply Date”). In case the written replies received by the Company from the Shareholders indicating their intention to attend the AGM and/or the H Shareholders’ Class Meeting represent no more than one half of the total number of voting Shares and/or H Shares, the Company shall within five days from the Reply Date inform the Shareholders of the proposed matters for consideration at the AGM and/or the H Shareholders’ Class Meeting and the date and venue of the AGM and/or the H Shareholders’ Class Meeting by way of announcement again. The AGM and/or the H Shareholders’ Class Meeting may be convened after the publication of such announcement.

You are urged to complete and return the proxy forms and reply slips whether or not you intend to attend the AGM and/or the H Shareholders’ Class Meeting. Completion and return of the proxy forms will not preclude you from attending and voting at the AGM and/or H Shareholders’ Class Meeting (or any subsequent meetings following the adjournments thereof) should you wish to do so.

RECOMMENDATIONS

The Directors believe the proposed election and appointment of Directors, the proposed election and appointment of Supervisors, the Provision of Guarantee for Subsidiaries and Affiliated Companies and Relevant Authorization to the Board, Share Repurchase Mandate, amendments to the rules of procedures of board of directors and other proposed resolutions are in the best interests of the Company as well as its Shareholders as a whole. Accordingly, the Directors recommend that all Shareholders to vote in favor of the resolutions set out in the AGM Notice and H Shareholders’ Class Meeting Notice.

VOTES TO BE TAKEN BY POLL

In accordance with the Hong Kong Stock Exchange Listing Rules, any votes of Shareholders at the AGM and H Shareholders’ Class Meeting will be taken by poll.

MISCELLANEOUS

In case of any discrepancy between the Chinese and English versions of this circular, AGM Notice and H Shareholders’ Class Meeting Notice, the Chinese version prevails.

By order of the Board
PetroChina Company Limited
Company Secretary
WANG Hua

APPENDIX	EXPLANATORY STATEMENT

This appendix serves as an explanatory statement, as required under Rule 10.06(1)(b) of the Hong Kong Stock Exchange Listing Rules, to provide Shareholders with all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the special resolution to approve the grant of the Share Repurchase Mandate to the Directors.

REASONS FOR THE REPURCHASES

The Directors believe that the grant of Share Repurchase Mandate has comprehensively taken into consideration the overall value of the Company, Shareholders’ interests and is flexible and feasible, and that the flexibility afforded by the Share Repurchase Mandate would be beneficial to and in the best interest of the Company and its Shareholders as a whole. Such repurchases may, depending on market conditions and funding arrangements at such time, lead to an enhancement of the net asset value per Share and/or earnings per Share. Such repurchases will only be made when the Directors believe that such repurchases will benefit the Company and its Shareholders as a whole.

REGISTERED CAPITAL AND NUMBER OF PROPOSED REPURCHASES OF SHARES

As at the Latest Practicable Date, the registered capital of the Company was RMB183,020,977,818, comprising 21,098,900,000 H Shares of RMB1.00 each and 161,922,077,818 A Shares of RMB1.00 each. Assuming that such number of Shares remains the same as at the date of passing this special resolution at the AGM, A Shareholders’ Class Meeting and H Shareholders’ Class Meeting, the Board would be allowed to repurchase a maximum of 2,109,890,000 H Shares and 16,192,207,781 A Shares respectively, subject to the passing of the special resolution approving the grant of the Share Repurchase Mandate to the Board.

FUNDING OF REPURCHASES

In making repurchases, the Company intends to apply funds legally available for such purpose in accordance with the Articles of Association and the applicable laws, rules and regulations of the PRC.

MATERIAL ADVERSE IMPACT IN THE EVENT OF REPURCHASES

The Directors consider that there will not be a material adverse impact on the working capital or gearing position of the Company as compared with the financial position of the Company as at 31 December 2022 (being the date to which the latest audited accounts of the Company have been made up) in the event that the Share Repurchase Mandate is to be carried out in full at any time during the Relevant Period.

SHARE PRICES

The highest and lowest prices at which A Shares and H Shares have been traded on the Shanghai Stock Exchange and the Hong Kong Stock Exchange respectively during each of the twelve months preceding the Latest Practicable Date were as follows:

	A Shares		H Shares
Date	Highest	Lowest	Highest	Lowest
	RMB	RMB	HK$	HK$
2022
April	5.70	4.95	4.21	3.63
May	5.67	5.05	4.21	3.68
June	6.32	5.25	4.43	3.60
July	5.44	5.00	3.78	3.41
August	5.57	5.00	3.85	3.30
September	5.65	5.03	3.82	3.17
October	5.37	4.76	3.45	2.95
November	5.24	4.77	3.56	2.98
December	5.35	4.95	3.67	3.42
2023
January	5.25	4.95	4.24	3.51
February	5.30	5.12	4.25	4.02
March	6.03	5.21	4.79	4.03
April (up to the Latest Practicable Date)	7.52	5.97	5.37	4.70

APPENDIX	EXPLANATORY STATEMENT

SHARE REPURCHASE MADE BY THE COMPANY

The Company did not repurchase any Shares in the six months prior to the Latest Practicable Date (whether on the Hong Kong Stock Exchange or otherwise).

UNDERTAKING

The Directors have undertaken to the Hong Kong Stock Exchange that they will exercise the power of the Company to make repurchases pursuant to the Share Repurchase Mandate in accordance with the Hong Kong Stock Exchange Listing Rules and the applicable laws, rules and regulations of the PRC.

CONNECTED PERSON

None of the Directors or Supervisors nor, to the best of their knowledge having made all reasonable enquiries, any of their close associates, have any present intention to sell any Shares to the Company under the Share Repurchase Mandate if the same is approved at the AGM, A Shareholders’ Class Meeting and H Shareholders’ Class Meeting.

No core connected persons of the Company have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the grant of the Share Repurchase Mandate is approved by Shareholders at the AGM, A Shareholders’ Class Meeting and H Shareholders’ Class Meeting.

THE TAKEOVERS CODE

If a Shareholder’s proportionate interest in the voting rights of the Company increases on the Company exercising its powers to repurchase Shares pursuant to the Share Repurchase Mandate, such increase may be treated as an acquisition for the purposes of Rule 32 of the Codes on Takeovers and Mergers and Share Buy-backs (the “Takeovers Code”). As a result, a Shareholder or group of Shareholders acting in concert (as defined in the Takeovers Code) could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

The Directors are not aware of any consequences which will arise under the Takeovers Code and/or any similar applicable law, as a result of any repurchase to be made under the Share Repurchase Mandate. Moreover, the Directors will not make share repurchases if such repurchases would result in the requirements under Rule 8.08 of the Hong Kong Stock Exchange Listing Rules not being complied with.

NOTICE OF THE ANNUAL GENERAL MEETING FOR THE YEAR 2022

中 國 石 油 天 然 氣 股 份 有 限 公 司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

NOTICE OF THE ANNUAL GENERAL MEETING FOR THE YEAR 2022

NOTICE IS HEREBY GIVEN that an annual general meeting of PetroChina Company Limited (the “Company”) for the year 2022 will be held at V-Continent Wuzhou Hotel, No. 8 North 4th Circle Middle Road, Chaoyang District, Beijing, the PRC on Thursday, 8 June 2023 at 9 a.m. to consider, approve and authorize the following matters:

ORDINARY RESOLUTIONS

To consider and, if thought fit, to pass the following as ordinary resolutions:

By way of non-cumulative voting:

1.	To consider and approve the report of the board of directors of the Company (the “Board”) for the year 2022.

2.	To consider and approve the report of the supervisory committee of the Company for the year 2022.

3.	To consider and approve the resolution of financial report of the Company for the year 2022.

4.	To consider and approve the resolution of profit distribution scheme of the Company for the year 2022.

5.	To consider and approve the resolution regarding the authorization to the Board to determine the 2023 interim profit distribution scheme of the Company.

6.	To consider and approve the resolution regarding the guarantee scheme of the Company for the year 2023.

7.

To consider and approve the appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the domestic and international auditors of the Company for the year 2023 and to authorize the Board to determine their remuneration.

By way of cumulative voting:

8.	The resolution on the election of directors of the Company:

8.1	To consider and approve the resolution of the election of Mr. Dai Houliang as a director of the Company;

8.2	To consider and approve the resolution of the election of Mr. Hou Qijun as a director of the Company;

8.3	To consider and approve the resolution of the election of Mr. Duan Liangwei as a director of the Company;

NOTICE OF THE ANNUAL GENERAL MEETING FOR THE YEAR 2022

8.4	To consider and approve the resolution of the election of Mr. Huang Yongzhang as a director of the Company;

8.5	To consider and approve the resolution of the election of Mr. Ren Lixin as a director of the Company;

8.6	To consider and approve the resolution of the election of Mr. Xie Jun as a director of the Company.

9.	The resolution on the election of independent non-executive director of the Company:

9.1	To consider and approve the resolution of the election of Mr. Cai Jinyong as an independent non-executive director of the Company;

9.2	To consider and approve the resolution of the election of Mr. Jiang, Simon X. as an independent non-executive director of the Company;

9.3	To consider and approve the resolution of the election of Mr. Zhang Laibin as an independent non-executive director of the Company;

9.4	To consider and approve the resolution of the election of Ms. Hung Lo Shan Lusan as an independent non-executive director of the Company;

9.5	To consider and approve the resolution of the election of Mr. Ho Kevin King Lun as an independent non-executive director of the Company.

10.	The resolution on the election of supervisors of the Company:

10.1	To consider and approve the resolution of the election of Mr. Cai Anhui as a supervisor of the Company;

10.2	To consider and approve the resolution of the election of Mr. Xie Haibing as a supervisor of the Company;

10.3	To consider and approve the resolution of the election of Ms. Zhao Ying as a supervisor of the Company;

10.4	To consider and approve the resolution of the election of Mr. Cai Yong as a supervisor of the Company;

10.5	To consider and approve the resolution of the election of Mr. Jiang Shangjun as a supervisor of the Company.

SPECIAL RESOLUTIONS

To consider and, if thought fit, to pass the following as special resolutions:

By way of non-cumulative voting:

11.	To consider and approve the grant of the general mandate to the Board for repurchasing shares.

12.	To consider and approve the unconditional granting of a general mandate to the Board to issue debt financing instruments of the Company:

“THAT:

(a)

the Board be and is hereby granted an unconditional general mandate to determine and deal with the issue of debt financing instruments of the Company in outstanding balance amount of up to RMB100 billion (or if issued in foreign currency, equivalent to the middle exchange rate announced by the People’s Bank of China on the date of issue), upon such terms and conditions to be determined by the Board;

NOTICE OF THE ANNUAL GENERAL MEETING FOR THE YEAR 2022

(b)

the Board be and is hereby authorized to determine and approve the category, specific types, specific terms, conditions and other matters in respect of the issue of such instruments, including but not limited to the issue size, actual amount, currency, issue methods, issue prices, coupon rates or methods of determining the coupon rates, venue of issuance, timing of issuance, term of issuance, whether to issue in tranches and the number of tranches, whether any terms for repurchase and redemption will be in place, rating arrangements, guarantee, schedule of repayment of the principal and the interests, specific arrangements in relation to use of proceeds as approved by the shareholders’ general meeting, specific placing arrangements and underwriting arrangements;

(c)

the Board be and is hereby authorized to take actions and steps as it may consider necessary or supplementary in connection with the issue of such debt financing instruments (including but not limited to engaging professional agencies, handling issues on approval, registration, filing and other procedures in connection with the issue from the relevant authorities on behalf of the Company, signing all necessary legal documents for the issue, appointing the bond trustee in connection with the issue, determining the rules for meetings of the bond holders and handling other relevant issues on issue and trading activities);

(d)	where the Board has already taken actions and steps with respect to the issue of such debt financing instruments, such actions and steps be and are hereby approved, confirmed and ratified;

(e)

the Board be and is hereby authorized to make corresponding changes to the plan of such issuance based on opinions of the regulatory authorities or the market conditions by then in accordance with the authorization granted at the shareholders’ general meeting when there is any change on the policies which affects the issue of such instruments or when there are changes on the market conditions, save for issues which are subject to further approval at shareholders’ general meeting as required by the relevant laws, regulations and the articles of association of the Company;

(f)	the Board be and is hereby authorized to determine and deal with relevant issues in connection with the listing of such debt financing instruments after the issue of such debt financing instruments;

(g)

in the event the Company issues such instrument and would expect to fail to pay the principal or coupon interests of such instrument on schedule, or fail to pay the principal and coupon interests on the due date during the subsistence of such instrument, the Board of Directors shall be authorized to determine not to distribute dividends to the shareholders of the Company as protection measures for repayment of debts as required under the relevant laws and regulations;

(h)

the Board be and is hereby authorized to further authorize the chief financial officer of the Company to exercise all such power granted to the Board by reference to the specific needs of the Company and other market conditions, subject to the approval and authorization of sub-paragraphs (b) to (g) of this resolution at the annual general meeting;

(i)

for the purpose of information disclosure, the secretary to the Board is authorized to approve, sign and distribute relevant announcements, notice of shareholders’ general meeting, circulars and other documents pursuant to the applicable listing rules of the stock exchanges on which the shares of the Company are listed;

(j)	the period of the issuance of debt financing instruments commences from the passing of the mandate at this annual general meeting and ends on the 2023 annual general meeting of the Company.”

13.	To consider and approve the resolution of the Rules of Procedures of the Board.

NOTICE OF THE ANNUAL GENERAL MEETING FOR THE YEAR 2022

By order of the Board
PetroChina Company Limited
Company Secretary
WANG Hua

Beijing, the PRC

24 April 2023

Notes:

1.

Important: You should first review the annual report of the Company for the year 2022 before appointing a proxy. The annual report for the year 2022 was dispatched to the shareholders of the company (the “Shareholders”) on 21 April 2023 to the addresses as shown in the register of members of the Company. The annual report for the year 2022 will include the ordinary resolutions 1 to 4 above for review by the Shareholders.

2.

The register of members of H Shares of the Company will be closed from Tuesday, 9 May 2023 to Thursday, 8 June 2023 (both days inclusive), during which time no share transfers of H Shares will be effected. In order to qualify for attending and voting at the annual general meeting of the Company, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration at or before 4:30 p.m. on Monday, 8 May 2023. Holders of the Company’s H Shares whose names appear on the register of members of the Company on Thursday, 8 June 2023 are entitled to attend and vote in respect of all resolutions to be proposed at the annual general meeting.

The address of the share registrar of the Company’s H Shares is:

Hong Kong Registrars Limited

Shops 1712–1716,

17/F, Hopewell Centre,

183 Queen’s Road East,

Wanchai,

Hong Kong

3.

Each Shareholder is entitled to attend and vote at the annual general meeting of the Company may appoint one or more proxies to attend and vote on his/her/its behalf at this annual general meeting. A proxy need not be a Shareholder. Each Shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for the year 2022.

4.	A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

5.

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign or other document of authorization must be notarized. To be valid, for holders of A Shares, the notarized power of attorney or other document of authorization, and the proxy form must be delivered to the Board of Directors Office (Address: Room 0612, Block C, PetroChina Building, No.9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC (Postal code: 100007)) not less than 24 hours before the time appointed for the holding of the annual general meeting of the Company for the year 2022 (i.e., by no later than 9:00 a.m. on Wednesday, 7 June 2023). In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited (Address: 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) within the same period.

6.

The completed and signed reply slip accompanying each notice of annual general meeting of the Company should be delivered to Board of Directors Office for holders of A shares at Room 0612, Block C, PetroChina Building, No.9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC (Postal code: 100007) on or before 4:30 p.m. on Friday, 19 May 2023 personally, by mail, by email or by fax (fax number: (8610) 6209 9557); to Hong Kong Registrars Limited for holders of H shares at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong within the same period.

7.

This annual general meeting together with the 2023 first A shareholders’ class meeting and the 2023 first H shareholders’ class meeting of the Company is expected to last for half a day. Shareholders (in person or by proxy) attending this annual general meeting are responsible for their own transportation and accommodation expenses.

8.	The address of the Board of Directors Office is as follows:

NOTICE OF THE ANNUAL GENERAL MEETING FOR THE YEAR 2022

Room 0612, Block C, PetroChina Building

No. 9 Dongzhimen North Street,

Dongcheng District, Beijing, the PRC

Postal code: 100007

Tel: (8610) 5998 2622

Fax: (8610) 6209 9557

Email Address: ir@petrochina.com.cn

9.

As at the date of this notice, the Board comprises Mr. Dai Houliang as Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei and Mr. Xie Jun as non-executive Directors; Mr. Jiao Fangzheng, Mr. Huang Yongzhang and Mr. Ren Lixin as executive Directors; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.

NOTICE OF THE 2023 FIRST H SHAREHOLDERS’ CLASS MEETING

中 國 石 油 天 然 氣 股 份 有 限 公 司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

NOTICE OF THE 2023 FIRST H SHAREHOLDERS’ CLASS MEETING

NOTICE IS HEREBY GIVEN that the 2023 first H shareholders’ class meeting (the “H Shareholders’ Class Meeting”) of PetroChina Company Limited (the “Company”) will be held at V-Continent Wuzhou Hotel, No. 8 North 4th Circle Middle Road, Chaoyang District, Beijing, the PRC immediately after the conclusion of the annual general meeting for the year 2022 and the 2023 first A shareholders’ class meeting of the Company or adjournment thereof to be convened and held on the same date at the same venue on Thursday, 8 June 2023 to consider, approve and authorize the following matter:

SPECIAL RESOLUTION

By way of non-cumulative voting:

1.	To consider and approve the grant of the general mandate to the Board for repurchasing shares.

By order of the Board
PetroChina Company Limited
Company Secretary
WANG Hua

Beijing, the PRC

24 April 2023

Notes:

1.

The register of members of H Shares of the Company will be closed from Tuesday, 9 May 2023 to Thursday, 8 June 2023 (both days inclusive), during which time no share transfers of H Shares will be effected. In order to qualify for attending and voting at the H Shareholders’ Class Meeting, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration at or before 4:30 p.m. on Monday, 8 May 2023. Holders of the Company’s H Shares whose names appear on the register of members of the Company on Thursday, 8 June 2023 are entitled to attend and vote in respect of all resolutions to be proposed at the H Shareholders’ Class Meeting.

The address of the share registrar of the Company’s H Shares is:

Hong Kong Registrars Limited

Shops 1712–1716,

17/F, Hopewell Centre,

183 Queen’s Road East,

Wanchai,

Hong Kong

NOTICE OF THE 2023 FIRST H SHAREHOLDERS’ CLASS MEETING

2.

Each H Shareholder is entitled to attend and vote at the H Shareholders’ Class Meeting may appoint one or more proxies to attend and vote on his/her/its behalf at the H Shareholders’ Class Meeting. A proxy need not be a Shareholder.

3.	A proxy of an H Shareholder who has appointed more than one proxy may only vote on a poll.

4.

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign or other document of authorization must be notarized. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited (Address: 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) not less than 24 hours before the time appointed for the holding of the annual general meeting of the Company (i.e., by no later than 9:00 a.m. on Wednesday, 7 June 2023).

5.

The completed and signed reply slip accompanying each notice of H Shareholders’ Class Meeting should be delivered to Hong Kong Registrars Limited for holders of H shares at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong on or before 4:30 p.m. on Friday, 19 May 2023.

6.

The H Shareholders’ Class Meeting together with the annual general meeting for the year 2022 and the 2023 first A shareholders’ class meeting of the Company is expected to last for half a day. H Shareholders (in person or by proxy) attending the H Shareholders’ Class Meeting are responsible for their own transportation and accommodation expenses.

7.	The address of the Board of Directors Office is as follows:

Room 0612, Block C, PetroChina Building,

No. 9 Dongzhimen North Street,

Dongcheng District, Beijing, the PRC

Postal code: 100007

Tel: (8610) 5998 2622

Fax: (8610) 6209 9557

Email Address: ir@petrochina.com.cn

8.

As at the date of this notice, the Board comprises Mr. Dai Houliang as Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei and Mr. Xie Jun as non-executive Directors; Mr. Jiao Fangzheng, Mr. Huang Yongzhang and Mr. Ren Lixin as executive Directors; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.